04010979

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hopewell Highway Infrastructure Limited

*CURRENT ADDRESS P.O. Box 309 GT
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 01 2004
THOMSON
FINANCIAL

FILE NO. 82- 34781 FISCAL YEAR 6/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	[ ]	AR/S (ANNUAL REPORT)	[✓]
12G32BR (REINSTATEMENT)	[ ]	SUPPL (OTHER)	[ ]
DEF 14A (PROXY)	[ ]		

OICF/BY: [signature]

DAT : 3/29/04

Hopewell Highway Infrastructure Limited

合和公路基建有限公司

2002-2003

ANNUAL REPORT 年報



Total
全長

GS Superhighway
廣深高速公路



A 122.8km closed system asphalt-paved dual three lane expressway running between Huanggang in Shenzhen and Guangdan in Guangzhou where it connects to the ESW Ring Road.

全長122.8公里封閉式瀝青路面之雙向三車道高速公路，由深圳市皇崗至廣州市廣氮，連接東南西環高速公路。

ESW Ring Road
東南西環高速公路



A 38km closed system concrete-paved dual three lane expressway running along the eastern, southern and western fringes of the Guangzhou urban areas and connecting to the Northern Ring Road to form the Guangzhou Ring Road.

全長38公里封閉式混凝土路面之雙向三車道高速公路，沿廣州市區東、南及西面的周邊興建，與北環高速公路連接組成廣州環城高速公路。

Phase 1 of the Western Delta Route (Under construction)
珠江三角洲西岸幹道第一期(建設中)



A 14.7km closed system asphalt-paved dual three lane expressway linking Guangzhou to Shunde. It will connect to ESW Ring Road after completion.

全長14.7公里封閉式瀝青路面之雙向三車道高速公路連接廣州市和順德，建成後將與東南西環高速公路連接。

Phase 2 & 3 of the Western Delta Route (Under planning)
珠江三角洲西岸幹道第二及三期(籌劃中)



Connected to Phase 1, an approximate 43km expressway running between Shunde and Zhongshan.

緊接第一期工程，全長約43公里的珠江三角洲西岸幹道第二及三期將連接順德和中山市。

* excluding Phases 2 & 3 of the Western Delta Route under planning.
籌劃中珠江三角洲西岸幹道第二及三期不計算入內。


Guangzhou
廣州市
Dongguan 東莞市
Foshan 佛山市
Shenzhen 深圳市
Jiangmen 江門市
Zhongshan 中山市
Hong Kong 香港
Zhuhai 珠海市
Macau 澳門
GS Superhighway
廣深高速公路
ESW Ring Road
東南西環高速
公路
Phase 1 of the
Western Delta Route
(Under construction)
珠江三角洲西岸幹道
第一期（建設中）
Phase 2 & 3 of the
Western Delta Route
(Under planning)
珠江三角洲西岸幹道
第二及三期（籌劃中）

Listed on The Stock Exchange of Hong Kong Limited in August 2003, Hopewell Highway Infrastructure Limited ("HHI") builds and operates strategic expressway infrastructure in the Guangdong Province. With the strong support and well-established experience of its parent company, Hopewell Holdings Limited ("HHL"), HHI is targeted with initiating, promoting and developing new expressway, tunnel and bridge infrastructure projects, particularly in the thriving economy of the Pearl River Delta region.

合和公路基建有限公司（「合和公路基建」）一直在廣東省興建及經營策略性的高速公路基建項目，於二零零三年八月在香港聯合交易所有限公司上市。憑着其母公司合和實業有限公司（「合和實業」）的強大支持及豐富經驗，合和公路基建將致力於策劃、推動及發展新的高速公路、橋及隧道等基建項目，尤其在經濟發展蓬勃的珠江三角洲地區。

Turnover by Expressway


GS Superhighway
ESW Ring Road
92%
8%

Total Traffic by Expressway


GS Superhighway
ESW Ring Road
80%
20%

Net Profit
(HK$ million)


532
533
2002
2003

Core Earnings (net profit excluding interest income)
(HK$ million)


433
507
2002
2003

Interest Coverage
(EBITDA/Interest)


4.3x
4.8x
2002
2003

Total Debt to Equity


139%
109%
2002
2003

Shareholder's Loan (HHL)
(HK$ million)


5,711
5,043
2002
2003

Total Debt
(HK$ million)


7,408
6,380
2002
2003










6 8 2003
One Million Only
$1,000,000.00
Hopewell Highway Infrastructure Limited

Stock Code 股票編號: 0737

Congratulations on its Successful Listing on the Main Board of The Stock Exchange of Hong Kong

恭賀合和公路基建有限公司於香港聯合交易所主版上市


CONGRATULATIONS ON THE LISTING OF
HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED
ON THE STOCK EXCHANGE OF HONG KONG LIMITED
恭賀合和公路基建有限公司於香港聯合交易所上市



Consolidated Results

(in HK$ million)	Year ended 30th June 2000	2001	2002	**2003**
Turnover	770	860	918	**1,030**
Profit from ordinary activities before taxation	548	629	561	**569**
Taxation	(24)	(26)	(20)	**(25)**
Profit before minority interests	524	603	541	**544**
Minority interests	(5)	(2)	(9)	**(11)**
Profit attributable to shareholders	**519**	**601**	**532**	**533**

Consolidated Assets and Liabilities

(in HK$ million)	As at 30th June 2000	2001	2002	**2003**
Property and equipment	9,258	9,271	9,099	**9,001**
Additional investment cost in jointly controlled entities	1,981	1,961	1,934	**1,900**
Toll road project under development	430	431	431	**151**
Loans to jointly controlled entities	4,891	4,282	1,209	**1,014**
Current assets	839	558	260	**421**
Total assets	**17,399**	**16,503**	**12,933**	**12,487**
Current liabilities	(2,114)	(957)	(354)	**(569)**
Non-current liabilities	(13,389)	(13,046)	(11,739)	**(10,542)**
Total liabilities	**(15,503)**	**(14,003)**	**(12,093)**	**(11,111)**
Minority interests	(7)	(10)	(19)	**(30)**
Shareholders' equity	**1,889**	**2,490**	**821**	**1,346**

Earnings Per Share

(in HK$)	2000	2001	2002	**2003**
Earnings per share – basis	0.24	0.28	0.25	**0.25**

Financial Ratios

	2000	2001	2002	**2003**
Net Debt(1) to Equity(2)	163%	125%	137%	**104%**
Return on Equity(2)	8%	9%	10%	**9%**

Note: (1) *Net debt is defined as total debt (including bank and other loans (both long term and short term portion), loans from joint venture partners and interest-bearing interest payable) less bank balances and cash.*

(2) *Assumes HK$4,500 million of the amounts due to holding companies are capitalised.*

(3) *The Company was incorporated on 14th January, 2003 in the Cayman Islands and became the holding company of the Group with effect from 30th June, 2003 upon completion of the Corporate Reorganisation as set out in the Company's prospectus dated 28th July, 2003.*

(4) *The results of the Group for the three years ended 30th June, 2002 and the balance sheets of the Group as at 30th June, 2000. 2001 and 2002 have been prepared using the principles of merger accounting and are extract from the Company's prospectus dated 28th July, 2003.*

Contents



"The formation of HHI clearly illustrates the growth and strength of the Group's expressway infrastructure business"

Sir Gordon Ying Sheung WU
KCMG, FICE
Chairman

It gives me great pleasure to pen this first Chairman's Statement for our new subsidiary, Hopewell Highway Infrastructure Limited ("HHI"). With the listing of HHI on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 6th August, 2003, we have achieved another milestone in Hopewell Holdings Limited's ("Hopewell Holdings") 31-year history. The formation of HHI clearly illustrates the growth and strength of the Group's expressway infrastructure business and ensures that we provide our investors with greater corporate transparency in regards to this business and our future investment plans.

HHI now owns interests in three toll expressways, including the Guangzhou-Shenzhen Superhighway ("GS Superhighway"), Guangzhou ESW Ring Road ("ESW Ring Road") and Western Delta Route. It is through HHI, that Hopewell Holdings will continue to develop our transport infrastructure interests in Guangdong and the Pearl River Delta. These interests include the proposed Hong Kong-Zhuhai-Macau Bridge-Tunnel project and Phases 2 and 3 of the Western Delta Route. We believe that these projects are logical and significant steps in the development of the Pearl River Delta as a region and in the natural integration of the city economies of the western Pearl River Delta, Macau and Hong Kong.



HHI is an independently listed company, 75% owned by Hopewell Holdings, with a Board and management team that is independent, yet also has the strong backing, of Hopewell Holdings. Through its background and pedigree, HHI has the advantage of having a strong track record, favourable tax concessions and the ability to expand our expressways on land already owned by HHI's joint venture companies as traffic growth dictates.

As the reorganisation for the HHI Group was only effected on 30th June, 2003, no dividends were declared by the Board for this fiscal year. However, in the absence of unforeseen circumstances, the Board intends to recommend and pay at least HK$0.225 per share in total dividends for the next financial year, as stated in the Group's Initial Public Offering prospectus.

Financial Status

Net profit for fiscal year 2003 stood at HK$533 million, a slight increase over last year's HK$532 million. Earnings per share, subsequently, remained flat at HK$0.25 per share.

Core earnings, however, defined as net profit excluding interest income from shareholder's loan, increased 17% from HK$433 million in fiscal year 2002 to HK$507 million this fiscal year, reflecting the true strength of HHI's expressway projects. Both GS Superhighway and ESW Ring Road recorded impressive growth rates this fiscal year.

Fiscal year	2002	**2003**	% change
GS Superhighway			
Average Daily Traffic (No. of vehicles)	123,191	**155,394**	26%
Average Daily Revenue (RMB)	5,183,936	**5,778,931**	11%
ESW Ring Road			
Average Daily Traffic (No. of vehicles)	32,757	**38,930**	19%
Average Daily Revenue (RMB)	486,738	**590,053**	21%

HHI's interest income from shareholder's loans to our joint-venture companies, on the other hand, fell from HK$99 million in fiscal year 2002 to HK$26 million in fiscal year 2003 as a result of the repayment of these loans, again reflecting the strong performance of our assets. This decrease in interest income offset a large proportion of the increase in net profit growth. As interest income will remain a very small portion of HHI's income, our future earnings figures will truly reflect the strength of our expressways.

> "Our expressway systems have grown hand-in-hand with the economic development of the Pearl River Delta over the past two decades."

Business Review

After the PRC Central Government's adoption of an open-door policy for economic reform, twenty-five years ago, Hopewell Holdings's group entered the PRC market confidently with the vision that roads would help drive the economic and industrial growth of Guangdong and the Pearl River Delta. We identified and planned highway routes, formed joint venture arrangements with PRC partners and helped supervise the design, construction, project financing and operation of highways which are today meeting the demands of record traffic growth and car ownership. The result is 180 kilometers of dual three lane toll expressways.

The dual three lane GS Superhighway, now in its ninth year of operation, remains the main expressway linking Hong Kong and Guangzhou, forming a vital north-south corridor in the eastern Pearl River Delta. The ESW Ring Road runs along the eastern, southern and western fringes of Guangzhou city with connections that form a ring road surrounding Guangzhou city. With these expressways in operation, we have now turned our focus on the western reaches of the Pearl River Delta. The result is Phase 1 of the Western Delta Route, currently under construction and expected to be completed by mid-2004. This will offer a strategic high-speed link between Guangzhou and Shunde, reducing the journey time between these two major cities from 40 minutes to 10-15 minutes.

Our expressway systems have grown hand-in-hand with the economic development of the Pearl River Delta over the past two decades. Since fiscal year 1995 to fiscal year 2003, GS Superhighway has seen compound annual growth in its average daily toll traffic flow of 18%. Even during the outbreak of Severe Acute Respiratory Syndrome (SARS) this year, our average daily revenue and traffic continued to record robust growth over the previous year's figures.

The Future

The high rate of economic growth in Guangdong and across the Pearl River Delta have contributed to considerable GDP and per capita income growth, which in turn have generated record growth for vehicle production and ownership. HHI believes that these factors will continue to increase traffic flow along its expressways. At the same time, the demand for new or expanded roads to meet traffic demand means HHI must focus on future projects. With its proven track record, concession rights and its solid relationships with PRC partners, HHI can pursue such new projects with clear competitive advantages.

The long-term significance of expressways will continue to be enhanced by the economic importance of the Pearl River Delta, as well as a gradual relaxation of border restrictions, the Closer Economic Partnership Arrangements between China and Hong Kong and the opening of new connecting roads and feeder routes. The completion of Phase 1 of the Western Delta Route will generate further demand for high-speed routes between the Pearl River Delta's major cities. HHI retains the concession rights for Phases 2 and 3 of the Western Delta Route and the development of these routes is being actively pursued.

HHI also sees the development of a bridge and tunnel connecting Zhuhai and Macau with Hong Kong as strategically important to the economic integration of the major cities of the Pearl River Delta. HHI has devoted significant efforts to promoting this project and will continue to actively pursue it. We believe that we are well positioned to participate in this project.

Acknowledgement

I would like to take this opportunity to thank my fellow directors, senior management teams and all staff for their hard work during this past financial year and their commitment to our platform for growth. My gratitude also goes to our shareholders, financiers and business partners for their invaluable support.

Sir Gordon Ying Sheung WU, KCMG, FICE
Chairman

Hong Kong, 8th September, 2003



Sir Gordon Ying Sheung WU KCMG, FICE
Chairman



Mr. Eddie Ping Chang HO
Vice Chairman



Mr. Thomas Jefferson WU
Managing Director



Ir. Leo Kwok Kee LEUNG
Executive Director



Mr. Li Jia HUANG
Executive Director



Mr. Alan Chi Hung CHAN
Deputy Managing Director



Mr. Cheng Hui JIA
Executive Director



Mr. Christopher Shih Ming IP
Executive Director

Operations Review


TOLL REVENUE
2,324 RMB million
EARNINGS BEFORE INTEREST AND TAX
1,746 RMB million

Hopewell Highway Infrastructure Limited ("HHI") begins its commercial life as an established infrastructure business with a reputable track record and sound financial base, with continued growth potential. Our expressways feed and service the most economically active and successful cities of southern China. With strategic holdings across the highway network of Guangdong and the Pearl River Delta and the competitive advantages we hold in terms of our ability to expand our expressways, and, where necessary, construct new roads and connections to our existing expressway systems, HHI has laid a concrete foundation for future investment and development strategies.

The Pearl River Delta in Guangdong Province has rapidly become one of the world's most important centres of industrial output and continues to grow an increasing broad-based economy. New port and airport developments and the PRC's World Trade Organisation ("WTO") membership have resulted in increasing foreign investment in manufacturing facilities in the region and contributed to a continuous rise in GDP. Vehicle ownership and road usage are increasing at



record rates. These statistics are compelling evidence of the need for expressway development to stay ahead of demand. Toll expressways, built as part of the Hopewell's vision, are now strategic links in a transportation network that underpins economic growth.

HHI, through co-operative joint venture arrangements, has invested in three toll expressway projects across the Pearl River Delta — namely the Guangzhou-Shenzhen Superhighway ("GS Superhighway"), Guangzhou East-South-West Ring Road ("ESW Ring Road") and Phase 1 of the Western Delta Route. These expressways have a combined road length of 180 km. Both the GS Superhighway and the ESW Ring Road are operational and have exhibited remarkable strength in terms of traffic volume and toll revenue growth over the past financial year. The third toll expressway project, Phase 1 of the Western Delta Route, is a 14.7km dual three lane expressway from Guangzhou to Shunde that is expected to be completed by mid-2004. In addition to these expressways, HHI is actively pursuing two further phased extensions of the Phase 1 of the Western Delta Route which will take the expressway through to Zhongshan. HHI already holds the concession rights to these two phases.

Guangzhou-Shenzhen Superhighway (GS Superhighway)



Annual Toll Revenue (RMB million)


2,400
1,800
1,200
600
1,892
2,109
2002
2003

Average Daily Traffic (No. of vehicles)


160,000
120,000
80,000
40,000
123,191
155,394
2002
2003

Average Daily Toll Revenue (RMB)


6,000,000
4,500,000
3,000,000
1,500,000
5,183,936
5,778,931
2002
2003



Project Summary

Location	Guangzhou to Shenzhen, Guangdong, PRC
Length	122.8km
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Jul 1997 – Jun 2027
Profit Sharing Ratio	Year 1-10: 50% Year 11-20: 48% Year 21-30: 45%

In view of the strong economic growth in the Guangdong Province, especially in the Pearl Delta River region, the GS Superhighway continues to exhibit robust growth in terms of both traffic volume and toll revenue. The GS Superhighway is a 122.8 km, dual three lane toll expressway with 18 toll stations along the route. Its traffic use and toll revenues have exhibited continuous growth since its first year of full operations in 1995.

As the first, and currently the only expressway directly connecting Guangzhou with Shenzhen and Hong Kong, the GS Superhighway is a major artery in the developing Pearl River Delta expressway network. Many large towns and important facilities, including the Shenzhen Baoan Airport and various seaports are connected to this expressway's 18 strategically placed interchanges. The expressway is also well connected to the other major highways in the Pearl River Delta.

Over the past financial year, average daily traffic reached 155,394 – a 26% growth over the previous year's figures. Total toll revenue reached RMB2.1 billion, an 11% increase over 2002. The opening of the Huanggang border crossing with Hong Kong on a 24-hour basis in January 2003, together with the PRC's WTO membership and the Closer Economic Partnership Arrangements (CEPA) signed between the PRC and Hong Kong in June 2003 act as catalysts driving further growth on this expressway.

GS Superhighway Average Daily Traffic
(No. of vehicles in thousand)



200
180
160
140
120
100
80
60
40
20
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

GS Superhighway Average Daily Toll Revenue
(RMB thousand)



7,000
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994


GUANGZHOU TOLL
CRAVEN
"A"



The toll collection system along the northbound section of the expressway has been upgraded from a magnetic card toll collection system to a contactless Integrated Circuit (IC) card system. This will enhance operational efficiency by reducing toll processing time as well as enabling us to efficiently gather data on road usage trends. Work on upgrading the system along the southbound section of the expressway is scheduled to be completed by mid-2004.



Although the GS Superhighway still has the capacity to handle further increase in traffic, additional toll lanes have been added at particularly busy toll stations such as Huangtian, Nantou and Baoan, to improve traffic capacity. The main alignment between Hezhou and Huangtian interchanges is being expanded with an additional lane in each direction to increase traffic capacity along this busy 2.7km section of the expressway. Further, over 50 km of road surface was re-paved during the year as part of a three-year major maintenance programme which will cover virtually the whole expressway. Future expansion of this expressway is relatively straightforward for HHI as the joint venture company already owns land on either side of the road.


KATO

The joint venture company was awarded the ISO9001 quality standard this year in recognition of its operational and management standards.

Guangzhou East-South-West Ring Road (ESW Ring Road)



Annual Toll Revenue (RMB million)


240
180
120
60
178
215
2002
2003

Average Daily Traffic (No. of vehicles)


40,000
30,000
20,000
10,000
32,757
38,930
2002
2003

Average Daily Toll Revenue (RMB)


600,000
450,000
300,000
150,000
486,738
590,053
2002
2003

Project Summary

Location	Guangzhou, Guangdong, PRC
Length	38km
Lane	Dual three lane
Class	Expressway
JV Contractual *Operation Period*	Jan 2002 – Dec 2031
Profit Sharing Ratio	Year 1-10: 45.0% Year 11-20: 37.5% Year 21-30: 32.5%

The ESW Ring Road, is a 38 km long expressway with dual 3 lanes, 10 interchanges and computerised toll collection and surveillance systems. It is connected to the Guangzhou Northern Ring Road to form a ring road around the major centres of Guangzhou. There are also several connecting expressways and highways along the ESW Ring Road which ensure that traffic is able to reach a wider network of destinations. Over the past year, it continued to record steady growth. Its average daily tolled traffic figure stood at 38,930, 19% higher than last year's figures. Annual toll revenue reached RMB215 million, 21% higher than the previous financial year. Connecting expressways and highways currently under construction, once completed, will feed into the expressway, adding to HHI's revenue earning capability.

ESW Ring Road Average Daily Traffic
(No. of vehicles in thousand)



50
40
30
20
10
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2003
2002
2001
2000
1999
1998
1997

ESW Ring Road Average Daily Toll Revenue
(RMB thousand)



700
600
500
400
300
200
100
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2003
2002
2001
2000
1999
1998
1997





The strong growth of car ownership and vehicles production in Guangzhou and the development of districts in the northern and southern parts of Guangzhou have contributed to increased traffic flows along the expressway. Future connections will ensure that the volume of traffic using the expressway continues to grow.

A connecting road at the Huangqi interchange linking with the busy Guangfo Highway is now under construction and will be completed before the end of 2003. Moreover, the Phase 1 of the Western Delta Route connecting the ESW Ring Road at Hainan interchange, also under construction, will be completed in mid-2004. Other links are also being built at Xinzhou interchange and Luntou interchange to complete connections with both the Guangzhu East Expressway and the Guangzhou Southern Expressway.




收费车道
TOLL LANE

Phase 1 of the Western Delta Route


中铁

This 14.7km dual three lane, closed system expressway is under construction and due for completion in mid-2004. It will be the only expressway linking Guangzhou and Shunde and will reduce travelling time between these two major cities from 40 minutes to 10-15 minutes. HHI retains the concession rights for the development of Phases 2 and 3 of the Western Delta Route. These phases involve 43km of expressway running from Shunde to Zhongshan. Once these three phases are completed, the Western Delta Route will directly link Guangzhou, Nanhai, Shunde and Zhongshan to Zhuhai. HHI is actively pursuing its development for Phases 2 and 3.

HK-Zhuhai-Macau Bridge-Tunnel



The proposed Y-shaped 29 km bridge-tunnel linking Hong Kong's western Lantau Island to the cities of Macau and Zhuhai, is designed to spur logistics, tourism and economic activities within the western Pearl River Delta. The Company has been an early and strong advocate of this idea, its necessity and viability, and HHI remains confident that it will play a vital role in this project should it proceed.

Expressway Expansion and Maintenance

GS Superhighway Daily Cross Sectional Traffic Flow (North Direction) – 20th June, 2003 (Fri)


4,000 – 4,500
3,500 – 4,000
3,000 – 3,500
2,500 – 3,000
2,000 – 2,500
1,500 – 2,000
1,000 – 1,500
500 – 1,000
– 500
No. of vehicles
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
Guang Dan
Huo Cun
Luo Gang
Xin Tang
Ma Chong
Wang Niu Dun
Dao Jiao
Dong Guan
Hou Jie
Tai Ping
Chang An
Xin Qiao
Huang Tian
He Zhou
Bao An
Nan Tou
Fu Tian
Huang Gang
24:00
22:00
20:00
18:00
16:00
14:00
12:00
10:00
08:00
06:00
04:00
02:00
00:00

HHI applies an advanced traffic management system to monitor road use and to predict when the demand in traffic-critical areas may warrant road expansion or new connections to feeder roads. As our joint venture companies already own the land that runs alongside their expressways, they can readily add additional traffic lanes quickly and relatively inexpensive. This provides HHI with a valid competitive edge. At the same time, our goal is to build quality expressways in materials that ensure a long life span, enhanced by a well-planned maintenance programme.



Typical dimension of road surface structure for GS Superhighway

"......Even after exposing to 8 years of heavy and high volume of traffic usage, the test results showed that the overall engineering performance of the superhighway maintains at good standard. It is not only resulted from the quality routine maintenance works, but also due to the advance design stantard and approach in the implementation stage, which is vitally important......".

*Quoted from an article of **Appraisal of Road Surface for GS Superhighway** written by Mr. Deng Xiao Hua, the General Manager of Guangdong Provincial Highway Construction Company.*

Group Results

Highlights

- ***Toll revenue increased by 12% to HK$1,030 million;***
- ***Net profit excluding interest income from shareholder's loans increased 17% to HK$507 million;***
- ***Total debt decreased by 14% to HK$6,380 million;***

Toll revenue increased by 12% to HK$1,030 million from HK$918 million from the previous financial year, driven in large part by the increase in traffic flow of the Group's expressways in the PRC. Of total toll revenue, GS Superhighway contributed 92%, or HK$944 million, and ESW Ring Road contributed 8%, or HK$86 million. Of the HK$112 million increase in toll revenue from the last fiscal year, GS Superhighway contributed HK$97 million, or 87%, and ESW Ring Road contributed HK$15 million, or 13%. Other operating income decreased by 55% from HK$152 million to HK$68 million, largely driven by the decrease in interest income derived from the Group's shareholder's loans to the GS Superhighway JV, which was fully repaid in February 2002. Total revenue (including toll revenue and other operating income) increased 3% from HK$1,070 million in fiscal year 2002 to HK$1,098 million in fiscal year 2003.

Net profit excluding interest income from shareholder's loans increased 17% from HK$433 million in fiscal year 2002 to HK$507 million this fiscal year. Net profit totalled HK$533 million, approximately the same as HK$532 million from the previous financial year. Generally, the decrease in interest income from shareholders loans due to the loan repayment from the GS Superhighway JV was more than compensated for by the strong growth in toll revenue.

Total expenses, including toll operating expenses, depreciation and amortisation expenses and general and administrative expenses increased from HK$289 million in fiscal year 2002 to HK$329 million in fiscal year 2003, mainly due to the increase in repair and maintenance cost and depreciation charges. Since, under the Group's accounting policies, depreciation and amortisation charges are calculated based on the ratio of actual traffic volume compared to the total expected traffic volume over the remaining operation period of respective jointly controlled entities, depreciation and amortisation charges were higher this year due to the stronger growth of traffic. Finance costs decreased 9% from HK$221 million to HK$201 million due to the lower interest rate environment. The Group's effective tax rate increased from 3.4% to 4.3%. Income tax expenses increased by 28% from HK$19.3 million to HK$24.7 million due to an increase in deferred tax provisions.

Liquidity and Financial Resources

During the year, the Group repaid HK$577 million of bank and other loans and HK$668 million of amount due to holding companies. As a result of the stable cash flow generated from its assets, the Group improved its total debt to total assets ratio, from 57% as at 30th June, 2002 to 51% as at 30th June, 2003. Assuming the Initial Public Offering in August 2003 was completed during fiscal year

2003, on a pro-forma basis, the total debt to total assets ratio would have been 38% as at 30th June, 2003 and the pro forma net debt to total equity ratio would have been 37% as at 30th June, 2003. Net cashflow was HK$204 million for fiscal year 2003.

The Group's gearing structure is set out as follows:

	At 30th June		
	2002 HK$ million	**2003** **HK$ million**	Pro Forma[3] HK$ million
Equity[1]	5,321	**5,846**	8,726
Total Debt	7,408	**6,380**	5,464
Total Net Debt[2]	7,310	**6,079**	3,201
Total Assets	12,933	**12,487**	14,451
Total Debt/Total Assets	57%	**51%**	38%
Net Debt/Total Equity	137%	**104%**	37%

Notes:
(1) Assumes HK$4,500 million of the amounts due to holding companies are capitalised;
(2) Net debt is defined as total debt less bank balances and cash;
(3) Assuming the Initial Public Offering in August 2003 was completed during fiscal year 2003, on a pro-forma basis, the balance at 30th June, 2003 was adjusted for estimated net listing proceeds of HK$2,880 million less repayment of bank loans of HK$372 million and repayment of shareholder's loans advanced by holding companies of HK$544 million.

The maturity profile of the Group's bank borrowings at 30th June, 2003 as compared with that at 30th June, 2002 is shown as follows:



The Group (Unconsolidated)
The Joint Venture (Proportionately shared)
16%
84%
43%
57%
4%
38%
58%
6%
44%
50%
Less than one year
Over one year
Less than one year
1 – 5 years
Over 5 yeras
At 30th June, 2002
At 30th June, 2003
At 30th June, 2002
At 30th June, 2003
Bank loan (HK$ million)
467
372
4,815
4,621

The Group (unconsolidated) borrowings are denominated in Hong Kong dollars and carry interest at floating rates. The Joint Venture companies borrowings are denominated in US dollars and Renminbi and carry floating interest rates.

The Group's average interest rate for bank loans for fiscal year 2003 was 2.7% (2002: 3.6%).

The directors have pleasure in presenting their annual report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30th June, 2003.

Corporate Reorganisation and Listing of the Company's shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange")

The Company was incorporated on 14th January, 2003 as an exempted company with limited liability in the Cayman Islands under the Companies Law (Cap. 22). Pursuant to a corporate reorganisation of the Group in preparation for the listing of the Company's shares on the Stock Exchange, the Company became the holding company of the Group on 30th June, 2003. Details of the corporate reorganisation are set out in note 1 to the financial statements and the paragraph headed "Corporate Reorganisation" in Appendix IX of the prospectus of the Company dated 28th July, 2003 (the "Reorganisation").

The shares of the Company have been listed on the Stock Exchange with effect from 6th August, 2003.

Principal Activities

The principal activity of the Company is to initiate, promote, develop and operate strategically important expressways, tunnels, bridges and related infrastructure projects in the People's Republic of China ("PRC") through its jointly controlled entities established in the PRC.

Results

The results of the Group for the year ended 30th June, 2003 are set out in the consolidated income statement on page 35.

Dividends

The directors do not recommend payment of dividends for the year ended 30th June, 2003.

Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section "Operations Review" as set out on pages 8 to 19.

Share Capital

Particulars of movement of the share capital of the Company from 14th January, 2003 (date of incorporation) to 30th June, 2003 are set out in note 20 to the financial statements.

Reserves

Movements in reserves of the Group during the year are set out in note 21 to the financial statements.

Fixed Assets

Movements in property and equipment of the Group during the year are set out in note 12 to the financial statements.

Purchase, Sale or Redemption of Shares

There was no purchase, sale or redemption by the Company or any of its subsidiaries of shares in the Company during the year except pursuant to the Reorganisation.

Directors

The directors of the Company as at the date of the report are listed on page 32 of the annual report. In accordance with the Company's Articles of Association, all the directors, except Mr. Thomas Jefferson WU and Mr. Alan Chi Hung CHAN, will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Profile of Directors and Senior Management

Sir Gordon Ying Sheung WU* KCMG, FICE

Aged 67, he is the Chairman of the Board of the Company. He graduated from Princeton University with a Bachelor of Science degree in engineering in 1958. He was responsible for the Group's infrastructure projects in the PRC and has been involved in the design and construction of numerous buildings and development projects of the Hopewell Group in Hong Kong and the PRC. He is also the Chairman of Hopewell Holdings Limited, the ultimate holding company of the Company.

He is very active in civic activities, including being the former chairman of the Hong Kong Port and Maritime Board, a member of the Commission on Strategic Development of the HKSAR, Hong Kong Logistic Development Council and the Chinese People's Political Consultative Conference. He is the Honorary Consul of the Republic of Croatia in Hong Kong, and an honorary citizen in a number of cities in the PRC and overseas.

Mr. Eddie Ping Chang HO*

Aged 71, he is the Vice Chairman of the Company. He has been in charge of negotiating all the joint ventures and financing for development projects in the PRC, including hotel, power plant and road infrastructure projects undertaken by the Group and the Hopewell Group. In addition, he has extensive experience in building and development projects in Hong Kong. He is a Honorary Citizen of the cities of Shenzhen and Shunde in the PRC. He is also the Vice Chairman and Managing Director of Hopewell Holdings Limited, the ultimate holding company of the Company.

Mr. Thomas Jefferson WU*

Aged 31, he is the Managing Director of the Company. He was awarded a Master of Business Administration degree from Stanford University and a bachelor degree in Mechanical and Aerospace Engineering from Princeton University. He is responsible for strategic planning, corporate policy and overall management of the Group. He is a son of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU. He is also the Deputy Managing Director of Hopewell Holdings Limited, the ultimate holding company of the Company.

Mr. Alan Chi Hung CHAN*

Aged 44, he is the Deputy Managing Director of the Company. He was awarded a Postgraduate Diploma in Management Studies by the City University of Hong Kong in 1989 and a Bachelor of Science degree from the Chinese University of Hong Kong in 1983. He is responsible for project coordination, management and administration of the expressway infrastructure and other projects in the PRC.

Ir. Leo Kwok Kee LEUNG* DIC FIStructE, FICE

Aged 44, he is responsible for the design, engineering and construction of projects within the Group. He graduated from Imperial College of the University of London with a Master of Science degree with Distinction in Earthquake Engineering and Structural Dynamics in 1991 and was awarded a Bachelor of Science degree with First Class Honours from the Council for National Academic Awards in Civil Engineering as well as the Institution of Civil Engineers' Prize for his outstanding undergraduate performance in 1983. He previously worked in Singapore, Kenya, England and Hong Kong and acquired a wide range of experiences in highway, bridges and buildings designs and constructions, slipform and climbform techniques, dam and tunnel structures.

Mr. Li Jia HUANG*

Aged 61, he is primarily responsible for the operations and management of the expressways in Guangdong Province. He was previously the General Manager of Guangdong Provincial Highway Construction Company. During 1961 to 1979, he held senior positions in various commissions in Zhaoqing Municipality of PRC.

Mr. Cheng Hui JIA*

Aged 62, he is responsible for liaison and coordination with various PRC government authorities. He previously worked in aerospace research in the PRC for many years. He graduated from Harbin Industry University in 1964 with a Bachelor of Science degree.

Mr. Christopher Shih Ming IP*

Aged 34, he is involved in the Company's corporate financing activities as well as new project development. He was previously a vice president of mergers and acquisitions at Deutsche Bank and Morgan Stanley Dean Witter Asia Limited. He graduated from Brown University in the U.S. with a Bachelor of Arts degree in 1993 and from The London Business School with a Master of Business Administration degree in 1997.

Mr. Kojiro NAKAHARA

Aged 62, he was appointed an independent Non-executive Director of the Company on 10th July, 2003. He graduated from Tokyo Mercantile Marine University in 1964 with a Bachelor degree in Marine Engineering. He joined Kanematsu Corporation in 1964 and had held senior positions in Tokyo, Singapore and Hong Kong offices. He was appointed Managing Director of Kanematsu (Hong Kong) Limited in 1996 and retired in 2000.

Mr. Philip Tsung Cheng FEI

Aged 62, he was appointed an independent Non-executive Director of the Company on 10th July, 2003. He was awarded a Bachelor of Architectural Engineering degree from Cheng-Kung University in Taiwan in 1962; a Bachelor of Architecture degree from North Carolina State University in 1965 and a Master of Science degree in City Planning from Pratt Institute in the U.S. in 1974. He is the managing partner at Fei & Cheng Associates, an architectural and planning firm. He has over 30 years' experience in planning and architectural projects. Prior to establishing Fei & Cheng Associates, he worked for a number of architecture firms in the U.S.

Mr. Lee Yick NAM

Aged 56, he was appointed an independent Non-executive Director of the Company on 10th July, 2003 and the chairman of the audit committee of the Company on 16th July, 2003. He holds a certificate in management studies from Carnegie Mellon University of U.S. in 1977. He has over 30 years' experience in the banking, investment and finance industry. He was an Executive Director of Liu Chong Hing Bank from 1990 to 2001. Prior to that, he was a Vice President at Citibank, Mellon Bank and American Express Bank.

Mr. Gordon YEN

Aged 33, he was appointed an independent Non-executive Director of the Company on 10th July, 2003. He was awarded a Bachelor degree in Manufacturing Engineering from Boston University, U.S. in 1990 and a Master of Business Administration degree from McGill University, Canada in 1992. He is currently the Assistant to Chairman of Fountain Set (Holdings) Limited.

*Note: * Executive Directors*

Senior Management

Various business of the Group are respectively under the direct responsibility of the Executive Directors of the Company named above and they are regarded as members of the Group's senior management.

Directors' Interest in Contracts

No contracts of significance to which the Company or any of its subsidiaries was a party or were parties and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests

As the shares of the Company were listed on the Stock Exchange on 6th August, 2003, the Company was not required to keep any register under Part XV of the Securities and Futures Ordinance ("SFO") as at 30th June, 2003.

Immediately upon the listing of the Company, the interests and short positions of the directors and chief executives of the Company and their associates in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was deemed or taken to have under such provisions of the SFO), or which were required to be entered in the register maintained by the Company pursuant to section 352 of the SFO or which required notification pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(a) Beneficial interests and short positions in shares (the "Shares") and underlying shares of equity derivatives of the Company(i)

	Equity derivatives						
Directors	*Personal interest (held as beneficial owner)*	*Family interest (interests of spouse or child under 18)*	*Corporate interests (ii) (interests of controlled corporation)*	*Other interests*	*Shares*	*Total interest*	*Total interests as percentage of shares in issue*
Gordon Ying Sheung WU	6,249,403	2,191,000(iii)	11,124,999 (iv)	3,068,000 (v)	–	22,633,402	0.79
Eddie Ping Chang HO	1,936,000	24,600	205,000	–	–	2,165,600	0.08
Thomas Jefferson WU	2,435,000	–	82,000	–	–	2,517,000	0.09
Leo Kwok Kee LEUNG	1,000	–	–	–	–	1,000	0
Kojiro NAKAHARA	1,067	–	–	–	–	1,067	0

Notes:

(i) All interests in the Shares and underlying shares of equity derivatives of the Company were long positions. All interests in underlying shares of equity derivatives of the Company were interests in warrants of the Company which conferred rights to subscribe for Shares at an initial subscription price per Share equivalent to the initial public offer price of the Shares (subject to adjustment) exercisable during a period of 3 years commencing on 6th August, 2003. None of the directors or chief executives held any short position in the Shares and underlying shares of equity derivatives of the Company.

(ii) These equity derivatives were beneficially owned by a company in which the relevant director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The family interests of 2,191,000 warrants represented the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(iv) The corporate interests of 11,124,999 warrants represented the interests of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU held through corporations. This figure included 6,119,000 warrants held by Lady Ivy Sau Ping KWOK WU through corporations.

(v) The other interests of 3,068,000 warrants represented the interests held by Sir Gordon Ying Sheung WU jointly with Lady Ivy Sau Ping KWOK WU.

(b) Beneficial interests and short positions in the shares and underlying shares of equity derivatives of the associated corporations(i)

		Shares						
Directors	Name of Company	Personal	Family	Corporate (ii)	Other	Equity derivatives(v)	Total interest	Total interest as percentage of shares in issue
Gordon Ying Sheung WU	Hopewell Holdings Limited	62,494,032	21,910,000 (iii)	111,250,000 (iv)	30,680,000	–	226,334,032	25.84
Eddie Ping Chang HO	Hopewell Holdings Limited	19,360,000	246,000	2,050,000	–	–	21,656,000	2.47
Thomas Jefferson WU	Hopewell Holdings Limited	24,350,000	–	820,000	–	2,500,000	27,670,000	3.16
Alan Chi Hung CHAN	Hopewell Holdings Limited	–	–	–	–	1,000,000	1,000,000	0.11
Cheng Hui JIA	Hopewell Holdings Limited	–	–	–	–	800,000	800,000	0.09
Leo Kwok Kee LEUNG	Hopewell Holdings Limited	10,000	–	–	–	–	10,000	0
Lee Yick NAM	Hopewell Holdings Limited	90,000	–	–	–	–	90,000	0.01
Kojiro NAKAHARA	Hopewell Holdings Limited	10,671	–	–	–	–	10,671	0

Notes:

(i) All interests in the shares and underlying shares of equity derivatives in associated corporations were long positions. None of the directors or chief executives held any short position in shares and underlying shares of equity derivatives of associated corporations.

(ii) These shares were beneficially owned by a company in which the relevant director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting

(iii) The family interests of 21,910,000 shares represented the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(iv) The corporate interests of 111,250,000 shares represented the interests of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU held through corporations. This figure included 61,190,000 shares held by Lady Ivy Sau Ping KWOK WU through corporations.

(v) The interests in underlying shares of equity derivatives represented interest of options granted to directors under the share option scheme of Hopewell Holdings Limited to subscribe for shares of Hopewell Holdings Limited, further details of which are set out in item (c) below.

(vi) Certain directors held shares in certain subsidiaries of Hopewell Holdings Limited as nominees for their holding companies.

(c) Beneficial interests and short positions in underlying shares of equity derivatives of associated corporations

Name of Director	Date of Grant	Number of share options outstanding with exercise price HK$6.15 per share in Hopewell Holdings Limited	Period during which share options are exercisable
Thomas Jefferson WU	3rd April, 2002	2,500,000	3rd October, 2002 to 2nd October, 2005
Alan Chi Hung CHAN	2nd April, 2002	1,000,000	2nd October, 2002 to 1st October, 2005
Cheng Hui JIA	2nd April, 2002	800,000	2nd October, 2002 to 1st October, 2005

(d) Beneficial interests in debentures in associated corporations

Immediately following the listing of the Company, the beneficial interests of the directors or chief executives in debentures of associated corporations were as follows:-

(i) The $9\frac{7}{8}$% Notes due 2004 for a face amount of US$4,850,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. was beneficially owned by companies in which Mr. Thomas Jefferson WU was entitled to the exercise of 1/3 or more of the voting power at their general meetings.

(ii) The $9^7/_8$% Notes due 2004 for a face amount of US$400,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. was beneficially owned by Mr. Lee Yick NAM.

Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund ("MPF") Scheme Ordinance, the Group has set up the MPF Scheme. Mandatory contributions to this scheme is made by both the employers and employees at 5% of the employees' monthly relevant income capped at HK$20,000.

During the year, the Group made contributions to the MPF Scheme amounted to HK$194,000.

Share Options

The share option scheme of the Company was approved by the written resolutions of the sole shareholder of the Company passed on 16th July, 2003 and approved by shareholders of Hopewell Holdings Limited at an extraordinary general meeting held on 16th July, 2003 (the "Option Scheme"). The purpose of the Option Scheme is to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the Group; (iii) any consultants, professional and other advisers to each member of the Group; (iv) any chief executives, or substantial shareholders of the Company; (v) any associates of director, chief executive or substantial shareholder of the Company; and (vi) any employees of substantial shareholder of the Company.

Under the Option Scheme, the maximum number of shares in the Company which may be issued upon exercise of all options to be granted under the Option Scheme and any other share option scheme of the Company will not exceed 10% of the aggregate nominal amount of the issued share capital of the Company immediately following completion of the initial public offering. The maximum entitlement of each participant under the Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company. As at 6th August 2003, a total of 288,000,000 shares (representing 10% of the then issued share capital of the Company) were available for issue under the Option Scheme.

The period under which an option may be exercised will be determined by the Board of Directors of the Company in its discretion and shall expire not later than 10 years after the date of grant. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option.

The exercise price for an option shall be such price as the Board of Directors of the Company may in its absolute discretion determine and notified to a participant. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of acceptance of an offer of grant, (or, if such date is not a business day, the next following business day ("Grant Date")); (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the Grant Date; and (c) the nominal value of a share in the Company.

The Option Scheme will expire on 15th July, 2013. No option was granted by the Company since the adoption of the Option Scheme.

Arrangements to Acquire Shares or Debentures

At no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Employees

As of 30th June, 2003, the Group had a total of 31 full-time staff, with 26 in Hong Kong and 5 in the PRC. We provide competitive remuneration packages to our employees based on the market condition and individual performance. Besides, we also provide various fringe benefits including medical and personal accident insurance coverage. To maintain the efficiency of our staff, training programs are conducted on an ongoing basis throughout the Group.

Service Contracts of Directors

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation).

All the Independent Non-executive Directors of the Company are appointed for a fixed period or such other date as agreed between each individual director and the Company. However, they are subject to retirement by rotation at the annual general meetings of the Company in accordance with the Company's Articles of Association.

No contracts of significance concerning the management and administration of the whole or any substantial part of any business of the Company were entered into during the year or subsisted at the end of the year.

Substantial Shareholders

As the shares of the Company were listed on the Stock Exchange on 6th August, 2003, the Company was not required to keep any register under Part XV of the SFO as at 30th June, 2003.

Immediately following the listing of the Company, so far as the directors are aware, the interests of 5% or more of the Shares and underlying shares of equity derivatives of the Company discloseable under the SFO were as follows:-

(a) Interests in Shares of the Company

Name	*Number of Shares*	*Percentage*
Anber Investments Limited	2,160,000,000	75%
Delta Roads Limited (i)	2,160,000,000	75%
Dover Hills Investments Limited (ii)	2,160,000,000	75%
Supreme Choice Investments Limited (iii)	2,160,000,000	75%
Hopewell Holdings Limited (iv)	2,160,000,000	75%

Notes:

(i) This represented the same block of Shares shown against the name of Anber Investments Limited above. Since Anber Investments Limited was wholly-owned by Delta Roads Limited, Delta Roads Limited was deemed to be interested in the same number of Shares held by Anber Investments Limited under Part XV of the SFO.

(ii) As Delta Roads Limited was wholly-owned by Dover Hills Investments Limited, Dover Hills Investments Limited was deemed to be interested in the same number of Shares which Delta Roads Limited was deemed to be interested under Part XV of the SFO.

(iii) As Dover Hills Investments Limited was wholly-owned by Supreme Choice Investments Limited, Supreme Choice Investments Limited was deemed to be interested in the same number of Shares which Dover Hills Investments Limited was deemed to be interested under Part XV of the SFO.

(iv) As Supreme Choice Investments Limited was wholly-owned by Hopewell Holdings Limited, Hopewell Holdings Limited was deemed to be interested in the same number of Shares which Supreme Choice Investments Limited was deemed to be interested under Part XV of the SFO.

(b) Interests in underlying shares of equity derivatives of the Company (i)

Name	*Number of Shares*	*Percentage*
Bank of China (Hong Kong) Limited	144,000,000	5%
BOC Hong Kong (Holdings) Limited (ii)	144,000,000	5%
BOC Hong Kong (BVI) Limited (iii)	144,000,000	5%
BOC Hong Kong (Group) Limited (iv)	144,000,000	5%
Bank of China (v)	144,000,000	5%

Notes:

(i) All interests in underlying shares of equity derivatives of the Company were options granted by Hopewell Holdings Limited to purchase from it shares in the Company.

(ii) This represented the same block of underlying shares shown against the name of Bank of China (Hong Kong) Limited above. Since Bank of China (Hong Kong) Limited was wholly-owned by BOC Hong Kong (Holdings) Limited, BOC Hong Kong (Holdings) Limited was deemed to be interested in the same number of underlying shares held by Bank of China (Hong Kong) Limited under Part XV of the SFO.

(iii) As 74.37% of the interest in BOC Hong Kong (Holdings) Limited was controlled by BOC Hong Kong (BVI) Limited, BOC Hong Kong (BVI) Limited was deemed to be interested in the same number of underlying shares which BOC Hong Kong (Holdings) Limited was deemed to be interested under Part XV of the SFO.

(iv) As BOC Hong Kong (BVI) Limited was wholly-owed by BOC Hong Kong (Group) Limited, BOC Hong Kong (Group) Limited was deemed to be interested in the same number of underlying shares which BOC Hong Kong (BVI) Limited was deemed to be interested under Part XV of the SFO.

(v) As BOC Hong Kong (Group) Limited was wholly-owned by Bank of China, Bank of China was deemed to be interested in the same number of underlying shares which BOC Hong Kong (Group) Limited was deemed to be interested under Part XV of the SFO.

Pre-emptive Rights

There are no provision for pre-emptive rights under the Company's Articles of Association or the laws of the Cayman Islands, which would oblige the Company to offer new shares on pro-rata basis to existing shareholders.

Code of Best Practice

The Company has complied with The Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules") since its listing on the Stock Exchange on 6th August, 2003.

Audit Committee

The Company has established an audit committee on 16th July, 2003 with written terms of reference in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control system of the Group. The audit committee comprises three Independent Non-executive Directors, namely Mr. Lee Yick NAM, the chairman of the committee, Mr. Philip Tsung Cheng FEI and Mr. Kojiro NAKAHARA.

Post Balance Sheet Events

Details of the post balance sheet events are set out in note 31 to the financial statements.

Auditors

The financial statements for the year ended 30th June, 2003 were audited by Messrs. Deloitte Touche Tohmatsu. A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Sir Gordon Ying Sheung WU KCMG, FICE
Chairman

Hong Kong, 8th September, 2003

Board of Directors
Sir Gordon Ying Sheung WU* KCMG, FICE
Chairman
Mr. Eddie Ping Chang HO*
Vice Chairman
Mr. Thomas Jefferson WU*
Managing Director
Mr. Alan Chi Hung CHAN*
Deputy Managing Director
Ir. Leo Kwok Kee LEUNG*
Mr. Li Jia HUANG*
Mr. Cheng Hui JIA*
Mr. Christopher Shih Ming IP*
Mr. Kojiro NAKAHARA
Mr. Philip Tsung Cheng FEI
Mr. Lee Yick NAM
Mr. Gordon YEN

* *Executive directors*

Company Secretary
Mr. Peter Yip Wah LEE

Registered Office
P.O. Box 309GT
Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands

Principal Place of Business
Room 64-02
64th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
(852) 2861 0177

Solicitors
Woo, Kwan, Lee & Lo
26th Floor, Jardine House
1 Connaught Place
Hong Kong

Auditors
Deloitte Touche Tohmatsu
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

Principal Bankers
Bank of China, Guangdong Branch
Bank of China (Hong Kong) Limited
China Construction Bank, Guangdong Branch

Cayman Islands Share and Warrant Registrar and Transfer Office
Bank of Bermuda (Cayman) Limited
36C Bermuda House
British American Centre
Dr. Roy's Drive
George Town
Grand Cayman
Cayman Islands

Hong Kong Share and Warrant Registrar and Transfer Office
Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Web Page
www.hopewellhighway.com

Investor Relations
ir@hopewellhighway.com

FINANCIAL REPORT

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE MEMBERS OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED
合和公路基建有限公司
(incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 35 to 64 which have been prepared in accordance with International Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 8th September, 2003

Consolidated Income Statement

For the year ended 30th June, 2003

	Notes	2002 HK$'000	2003 HK$'000
Turnover	3	918,450	1,030,350
Other operating income	4	151,639	68,055
Toll operation expenses		(77,549)	(87,803)
Depreciation and amortisation expenses		(160,905)	(186,310)
General and administrative expenses		(50,222)	(54,864)
Profit from operations	5	781,413	769,428
Finance costs	6	(220,635)	(200,628)
Profit before tax		560,778	568,800
Income tax expense	7	(19,298)	(24,740)
Profit after tax		541,480	544,060
Minority interests		(9,051)	(10,981)
Profit for the year		532,429	533,079
Dividends	8	2,200,000	–
		HK$	HK$
Earnings per share – basic	9	0.25	0.25

Consolidated Balance Sheet

At 30th June, 2003

	Notes	2002 HK$'000	2003 HK$'000
ASSETS			
Non-current Assets			
Property and equipment	12	9,098,700	9,000,553
Additional investment cost in jointly controlled entities	13	1,934,308	1,900,258
Toll road project under development	15	430,513	151,237
Loans to jointly controlled entities	16	1,209,208	1,014,416
		12,672,729	12,066,464
Current Assets			
Inventories		5,064	1,928
Accounts receivable, deposits and prepayments		129,512	71,406
Interest receivable from a joint venture partner	17	27,521	45,813
Bank balances and cash	18	97,819	301,293
		259,916	420,440
Total Assets		12,932,645	12,486,904
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	20	312	312
Reserves	21	820,788	1,346,169
		821,100	1,346,481
Minority Interests		18,732	29,714
Non-current Liabilities			
Bank and other loans – due after one year	22	5,171,533	4,662,467
Other interests payable – due after one year	23	18,163	–
Loans from joint venture partners	24	746,007	719,502
Amounts due to holding companies	25	5,711,311	5,043,452
Deferred tax liabilities	26	91,900	116,405
		11,738,914	10,541,826

	Notes	2002 HK$'000	2003 HK$'000
Current Liabilities			
Accounts payable and deposits received		49,389	53,425
Bank and other loans – due within one year	22	253,857	426,406
Interest payable to a jointly controlled entity	27	34,478	55,599
Other interests payable – due within one year	23	16,125	33,403
Tax liabilities		50	50
		353,899	568,883
Total Equity and Liabilities		12,932,645	12,486,904

Thomas Jefferson WU
DIRECTOR

Christopher Shih Ming IP
DIRECTOR

Company Balance Sheet

At 30th June, 2003

	Note	2003 HK$'000
ASSETS		
Non-current Assets		
Investments in subsidiaries, at cost		312
Amount due from a subsidiary		156
Total Assets		468
EQUITY AND LIABILITY		
Capital		
Share capital	20	312
Non-current Liability		
Amount due to a subsidiary		156
Total Equity and Liability		468

Thomas Jefferson WU
DIRECTOR

Christopher Shih Ming IP
DIRECTOR

Consolidated Statement of Changes in Equity

For the year ended 30th June, 2003

	Share capital HK$'000	*PRC statutory reserves HK$'000*	*Translation reserve HK$'000*	*Retained profits HK$'000*	*Total HK$'000*
Balance at 1st July, 2001	312	–	23,757	2,465,779	2,489,848
Exchange differences on operations outside Hong Kong not recognised in the income statement	–	–	(1,177)	–	(1,177)
Profit for the year	–	–	–	532,429	532,429
Appropriation of retained profits	–	22,884	–	(22,884)	–
Dividends	–	–	–	(2,200,000)	(2,200,000)
Balance at 30th June, 2002	312	22,884	22,580	775,324	821,100
Exchange differences on operations outside Hong Kong not recognised in the income statement	–	–	(7,698)	–	(7,698)
Profit for the year	–	–	–	533,079	533,079
Appropriation of retained profits	–	33,580	–	(33,580)	–
Balance at 30th June, 2003	**312**	**56,464**	**14,882**	**1,274,823**	**1,346,481**

Consolidated Cash Flow Statement

For the year ended 30th June, 2003

	2002 HK$'000	2003 HK$'000
OPERATING ACTIVITIES		
Profit before tax	560,778	568,800
Adjustments for:		
Interest expenses	216,590	199,729
Interest income	(120,792)	(49,893)
Exchange (gains) losses, net	(1,538)	1,236
Depreciation and amortisation expenses	160,905	186,310
Operating cash flows before movements in working capital	815,943	906,182
(Increase) decrease in inventories	(491)	3,136
(Increase) decrease in accounts receivable, deposits and prepayments	(102,252)	92,112
(Decrease) increase in accounts payable and deposits received	(10,738)	4,036
Cash generated from operations	702,462	1,005,466
Interest received	5,467	6,369
Income taxes paid	(398)	(235)
NET CASH FROM OPERATING ACTIVITIES	707,531	1,011,600
INVESTING ACTIVITIES		
Additional investment cost in jointly controlled entities	(1,179)	(3,109)
Repayment of toll road project under development	–	270,966
Proceeds on disposal of property and equipment	16,229	4,313
Repayment of additional investment cost in jointly controlled entities	–	5,057
Purchases of property and equipment	(8,849)	(96,265)
Repayment of loans to jointly controlled entities	3,171,253	220,876
NET CASH FROM INVESTING ACTIVITIES	3,177,454	401,838
FINANCING ACTIVITIES		
Interest paid	(293,876)	(178,664)
New bank and other loans raised	3,296,710	240,210
Repayment of bank and other loans	(1,295,922)	(576,727)
Repayment of loans from joint venture partners	(143,077)	(26,799)
Repayment to holding companies	(5,868,473)	(667,859)
NET CASH USED IN FINANCING ACTIVITIES	(4,304,638)	(1,209,839)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(419,653)	203,599
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	512,749	97,819
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	4,723	(125)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		
Bank balances and cash	97,819	301,293

1. CORPORATE REORGANISATION AND BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Company was incorporated on 14th January, 2003 as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company's ultimate holding company is Hopewell Holdings Limited, a public limited liability company incorporated in Hong Kong whose shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. Details of the principal activities of the subsidiaries and jointly controlled entities are set out in notes 32 and 14 respectively.

Pursuant to a group reorganisation (the "Corporate Reorganisation") to rationalise the structure of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") in preparation for the listing of the Company's shares (the "Listing") on the Stock Exchange, the Company issued shares in exchange for the entire issued share capital of Jetgold Limited, Yager International Limited and Wilberforce International Limited and thereby became the holding company of the Group on 30th June, 2003.

On 23rd July, 2003, 2,156,879,750 shares of HK$0.1 each were allotted and issued, credited as fully paid at par, on capitalisation of the sum of HK$4,500 million due to holding companies of the Group ("Capitalisation Issue").

On 5th August, 2003, 720,000,000 new shares of the Company of HK$0.1 each were issued at HK$4.18 per share for cash through an initial public offering by way of public offer.

Details of the above issues of shares are set out in the prospectus dated 28th July, 2003 issued by the Company. The shares of the Company have been listed on the Stock Exchange with effect from 6th August, 2003.

The Group resulting from the Corporate Reorganisation is regarded as a continuing entity. Accordingly, the financial statements have been prepared using the principles of merger accounting.

The measurement currency of the operations of the Group's jointly controlled entities is Renminbi. However, the financial statements are presented in Hong Kong dollars as the directors consider this presentation is more useful for its current and potential investors.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention and in accordance with International Financial Reporting Standards. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries and jointly controlled entities made up to each balance sheet date.

The results of operation of subsidiaries and share attributable to minority interests are accounted for in the consolidated income statement. The results of operation of jointly controlled entities are accounted for by proportionate consolidation as described below.

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Subsidiaries

Subsidiaries are those entities in which the Company has control over the operations. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

Interests in jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using proportionate consolidation based on the profit-sharing ratios specified in the relevant joint venture agreements. The Group's share of the income, expenses, assets and liabilities, of jointly controlled entities, other than the transactions and balances between the Group and jointly controlled entities, are consolidated with the equivalent items in the consolidated financial statements on a line-by-line basis. Transactions and balances between the Group and the jointly controlled entities are eliminated to the extent of the Group's share of the relevant income, expenses, receivables and payables of the jointly controlled entities. Unrealised profits and losses arising on transactions with the jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred.

Additional investment cost in jointly controlled entities

The Group has incurred additional development expenditure for the construction and development of the toll roads operated by the jointly controlled entities ("Additional Development Cost"), which were not accounted for by those entities. On proportionate consolidation, a portion of such costs, calculated based on the Group's interest in the jointly controlled entities is included in the costs of toll roads. The remainder of such costs is carried as additional investment cost in jointly controlled entities and is amortised on the same basis adopted by the relevant jointly controlled entities in depreciating their toll roads.

On disposal of a jointly controlled entity, the attributable amount of unamortised Additional Development Cost is included in the determination of the profit or loss on disposal.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairments losses, where appropriate. Improvements are capitalised while repairs and maintenance are charged to the income statement as incurred.

Construction in progress is not depreciated until the construction of the related assets is completed.

The cost of toll roads includes the Group's proportionate share of (i) the construction costs of the toll roads recorded in the jointly controlled entity's financial statements and (ii) the Additional Development Cost. The balance of the Additional Development Cost not included in the costs of toll roads has been presented separately as additional investment cost in jointly controlled entities.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment *(continued)*
Depreciation of toll roads is calculated to write off their costs, commencing from the date of commencement of commercial operation of the toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume over the remaining period of respective jointly controlled entities as estimated by management or by reference to traffic projection reports prepared by independent traffic consultants.

Depreciation of other property and equipment is calculated to write off their costs over their estimated useful lives, using the straight-line method, at 20% per annum.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Revenue recognition
Toll fee income from the operation of toll roads is recognised at the time of usage and when the tolls are received.

Interest income from capital contributed and loans made to jointly controlled entities is recognised based on the applicable interest rates set out in the joint venture agreements.

Other interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Rental income, which consists primarily of income from lease of spaces underneath the toll road and renting of machinery and equipment to local contractors, is recognised on a straight-line basis over the term of the relevant leases.

Leasing
Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant leases.

Foreign currencies
Transactions in currencies other than Hong Kong dollars, the reporting currency, are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are included in net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong and the jointly controlled entities are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending for their expenditure on qualifying assets is deducted from the cost of those assets.

All other borrowing costs are recognised in net profit or loss in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to retirement benefit schemes are dealt with as payments to defined contribution plans where the obligations under the schemes of the Group and the jointly controlled entities are equivalent to those arising in a defined contribution retirement benefit plan.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the results for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences are related to goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the taxable profit nor the accounting profit.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of an asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the assets.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories, representing materials, spare parts and other consumable stores, are stated at cost less allowance for obsolescence, if necessary. Cost comprises all costs of purchases and other costs that have been incurred in bringing the inventories to their present location and condition and is calculated using the first in, first out method.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group has become a party to the contractual provisions of the instrument.

Accounts receivable, deposits and prepayments

Accounts receivable, deposits and prepayments are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Bank and other borrowings

Interest-bearing bank and other loans are recorded at the proceeds received, net of direct issue costs. Finance charges are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Accounts payable and deposits received

Accounts payable and deposits received are stated at their nominal value.

3. TURNOVER AND SEGMENT INFORMATION

Turnover represents the Group's proportionate share of the jointly controlled entities' toll fee income received and receivable from the operations of toll roads, net of business tax.

The Group only has one business segment, namely the development, operation and management of toll roads in the People's Republic of China (the "PRC") through its jointly controlled entities established in the PRC.

No geographical segment analysis is presented as management considers that the Group has only one single geographical segment.

4. OTHER OPERATING INCOME

	2002 HK$'000	2003 HK$'000
Interest income from:		
A jointly controlled entity	98,814	**25,766**
A joint venture partner	16,511	**17,758**
Bank deposits	5,467	**6,369**
Rental income	2,225	**5,891**
Exchange gains, net	1,538	**–**
Reimbursement of operating expenses from jointly controlled entities	3,006	**3,238**
Other income	24,078	**9,033**
	151,639	**68,055**

5. PROFIT FROM OPERATIONS

	2002 HK$'000	2003 HK$'000
Profit from operations has been arrived at after charging:		
Auditors' remuneration	725	**744**
Directors' emoluments (note 11)	3,382	**2,682**
Exchange losses, net	–	**1,236**
Other staff costs (excluding directors)	41,260	**46,001**
Amortisation of additional investment cost in jointly controlled entities	28,249	**32,102**
Depreciation of:		
Toll roads	128,063	**150,031**
Other property and equipment	4,593	**4,177**

6. FINANCE COSTS

	2002 HK$'000	2003 HK$'000
Interest on:		
Bank loans	176,177	**173,005**
Loan from a jointly controlled entity	16,511	**21,653**
Loan from a joint venture partner	669	**297**
Amount due to ultimate holding company	4,024	**–**
Other loans	19,209	**4,774**
	216,590	**199,729**
Other financial expenses	4,045	**899**
Total borrowing costs	220,635	**200,628**

7. INCOME TAX EXPENSE

	2002 HK$'000	2003 HK$'000
PRC income tax	398	**235**
Deferred taxation (note 26)	18,900	**24,505**
	19,298	**24,740**

No provision for Hong Kong Profits Tax has been made as there was no assessable profit derived from or arising in Hong Kong.

Pursuant to relevant laws and regulations in the PRC, the Group's jointly controlled entities are entitled to certain exemption and relief from PRC income tax. The normal tax rate applicable to the taxable income of a foreign investment enterprise in the PRC is 33%, comprising the standard national tax rate of 30% and the local tax rate of 3%.

Pursuant to an approval from the Guangdong Tax Bureau, the rate of foreign enterprise income tax payable by 廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV"), a jointly controlled entity of the Group, in respect of its income arising from the operation of toll roads and related service facilities (excluding hotels and entertainment facilities) is 15% and GS Superhighway JV is entitled to a five year exemption from foreign enterprise income tax for such income commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of income tax payable in respect of such income. Pursuant to another approval from the Guangdong Tax Bureau, GS Superhighway JV is also exempt from paying a local income tax (currently set at a rate of 3%) in respect of income arising from the operation of toll road and related service facilities for ten years commencing from the first profit-making year. The first year for which GS Superhighway JV recorded profits for PRC tax purposes was the year ended 31st December, 2000.

7. INCOME TAX EXPENSE (continued)

Pursuant to an approval from the Guangzhou branch of the State Tax Bureau, the rate of foreign enterprise income tax payable by 廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), another jointly controlled entity of the Group, in respect of its income arising from the operation of toll road is 15%. Pursuant to an approval from the Guangzhou Municipal Government, Ring Road JV is entitled to a five year exemption from foreign enterprise income tax for income arising from the operation of toll road commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of foreign enterprise income tax payable. In respect of income arising from toll operations and related service facilities, Ring Road JV is also exempted from paying a local income tax (currently set at a rate of 3%) for ten years commencing from the first profit-making year. Because Ring Road JV has not yet recorded profits for PRC tax purposes, the exemptions from paying foreign enterprise income tax and local income tax have so far had no effect on Ring Road JV.

The income tax charge for the year can be reconciled to the profit before tax per the income statement as follows:

	2002 HK$'000	**2003** **HK$'000**
Profit before tax	560,778	**568,800**
Tax calculated at normal income tax rate of 33%	185,057	**187,704**
Tax effect of:		
Non-taxable income	(182,674)	**(175,322)**
Non-deductible expenses	39,595	**41,764**
Differential tax rate on temporary difference of jointly controlled entities	(22,680)	**(29,406)**
Tax expense	19,298	**24,740**

8. DIVIDENDS

No dividend has been paid or declared by the Company since its incorporation. The amount of dividends disclosed for the prior year represents the dividends declared by a subsidiary of the Company to its then shareholders during the year ended 30th June 2002. Those dividends were settled through current accounts with the holding companies.

9. EARNINGS PER SHARE – BASIC

The calculation of the basic earnings per share is based on the profit for the year of HK$533,079,000 (2002: HK$532,429,000) and on 2,160,000,000 shares which represent 3,120,250 shares in issue as at 30th June 2003 upon the Corporate Reorganisation and 2,156,879,750 shares, issued pursuant to the Capitalisation Issue, deemed to be outstanding throughout both years.

10. RETIREMENT BENEFITS PLANS

The aggregate numbers of employees of the Group and the jointly controlled entities were 2,083 and 2,208 at 30th June, 2002 and 2003 respectively.

At 30th June, 2003, the employees of the Group joined the Mandatory Provident Fund ("MPF") Scheme operated by its ultimate holding company. Mandatory contributions to the scheme are made by both the employer and employees at 5% of the employees' monthly relevant income capped at HK$20,000. At the balance sheet date, there were no forfeited contributions available to reduce future obligations. The contributions made by the Group to the MPF Schemes for the year are approximately HK$194,000 (2002: HK$183,000).

The employees of the Group's PRC jointly controlled entities are members of state-managed retirement benefit schemes operated by the PRC Government. These entities are required to contribute 18% of their payroll costs to the retirement benefit schemes to fund the benefits. The only obligation of the jointly controlled entities with respect to the retirement benefit schemes is to make the specified contributions. The Group's proportionate share of the contributions made by the jointly controlled entities for the year are approximately HK$3,926,000 (2002: HK$3,447,000).

11. DIRECTORS' REMUNERATION AND FIVE HIGHEST PAID EMPLOYEES

Directors

Details of emoluments paid by the Group during the year to the persons who are the directors of the Company after the Listing are as follows:

	2002 HK$'000	***2003 HK$'000***
Fees	–	**–**
Salaries and other benefits	2,358	**2,194**
Performance related bonus	1,000	**464**
Contributions to retirement benefits plans	24	**24**
Total emoluments	3,382	**2,682**

The emoluments of the directors were within the following bands:

	2002 Number of directors	***2003 Number of directors***
Nil to HK$1,000,000	11	**11**
HK$1,000,001 to HK$1,500,000	–	**–**
HK$1,500,001 to HK$2,000,000	–	**1**
HK$2,000,001 to HK$2,500,000	1	**–**

11. DIRECTORS' REMUNERATION AND FIVE HIGHEST PAID EMPLOYEES *(continued)*

Five highest paid employees' emoluments

The five highest paid individuals of the Group include 2 persons who are the directors of the Company after the Listing whose emoluments are included in the above disclosures. The emoluments of the remaining individuals, which are individually below HK$1,000,000, are as follows:

	2002 *HK$'000*	***2003*** ***HK$'000***
Salaries and other benefits	2,090	**1,742**
Contributions to retirement benefits plans	36	**36**
Total emoluments	2,126	**1,778**

During the two years ended 30th June, 2003, no emoluments were paid by the Group to any of the persons who are directors of the Company or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office and none of the persons who are directors of the Company waived any emoluments.

12. PROPERTY AND EQUIPMENT

THE GROUP

	Toll roads HK$'000	*Motor vehicles HK$'000*	*Furnitures, fixtures and equipment HK$'000*	*Construction in progress HK$'000*	*Total HK$'000*
COST					
At 1st July, 2002	9,689,221	20,129	9,824	227	9,719,401
Additions	92,554	798	2,888	25	96,265
Exchange differences	(2,032)	(3)	(2)	–	(2,037)
Transfer	252	445	(445)	(252)	–
Disposals	(38,143)	(827)	–	–	(38,970)
At 30th June, 2003	9,741,852	20,542	12,265	–	9,774,659
ACCUMULATED DEPRECIATION					
At 1st July, 2002	602,267	13,817	4,617	–	620,701
Charge for the year	150,031	3,044	1,133	–	154,208
Exchange differences	(148)	(2)	(1)	–	(151)
Eliminated on disposals	–	(652)	–	–	(652)
At 30th June, 2003	752,150	16,207	5,749	–	774,106
CARRYING AMOUNT					
At 30th June, 2002	9,086,954	6,312	5,207	227	9,098,700
At 30th June, 2003	8,989,702	4,335	6,516	–	9,000,553

Note:

At the balance sheet dates, the toll roads and other assets of the jointly controlled entities have been pledged to secure the bank loan facilities granted to the Group and its jointly controlled entities. The carrying value of the toll roads included above which have been pledged are approximately HK$8,989,702,000 (2002: HK$9,086,954,000).

13. ADDITIONAL INVESTMENT COST IN JOINTLY CONTROLLED ENTITIES

THE GROUP

	HK$'000
COST	
At 1st July, 2002	2,075,460
Additions	3,109
Disposals	(5,057)
At 30th June, 2003	2,073,512
AMORTISATION	
At 1st July, 2002	141,152
Charge for the year	32,102
At 30th June, 2003	173,254
CARRYING AMOUNT	
At 30th June, 2002	1,934,308
At 30th June, 2003	1,900,258

14. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

Particulars of the Group's jointly controlled entities at 30th June, 2003 are as follows:

Name of company	*Place of establishment*	*Registered capital*	*Principal activity*
廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV")	The PRC	RMB471,000,000	Development, operation and management of an expressway
廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV")	The PRC	US$55,000,000	Development, operation and management of an expressway

GS Superhighway JV and Ring Road JV and both sino-foreign co-operative joint venture enterprises established under the PRC law.

14. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES *(continued)*

The principal terms of the joint venture agreements entered into between the relevant subsidiaries and the corresponding joint venture partners under which the jointly controlled entities operate are as follows:

(i) **GS Superhighway JV**

GS Superhighway JV is established to undertake the construction, operation and management of an expressway in Guangdong Province of the PRC. Phase I of the project comprises of an expressway running between Shenzhen and Guangzhou ("GS Superhighway"). The term of co-operation is 30 years from the official opening date. At the end of the co-operation period, all the immovable assets and facilities of GS Superhighway JV will revert to the PRC joint venture partner without compensation.

The development of phases II and III of the project, comprising a major transportation route in western Pearl River Delta ("Western Delta Route"), is undertaken by a subsidiary of the Company, 廣東合和廣珠高速公路發展有限公司 Guangdong Hopewell Guangzhou-Zhuhai Superhighway Development Limited ("HHI West Co.") (note 15).

The Group's entitlement to the profit of the toll operations of GS Superhighway JV is 50% for the initial 10 years of co-operation period, 48% for the next ten years and 45% for the last ten years of the co-operation period. The Group is also entitled to a share of 80% of the rentals and other income, after deduction of operating and financial expenses, arising from the development of commercial centres and shop spaces along and underneath GS Superhighway for a period of 30 years commencing on the date of completion of GS Superhighway. GS Superhighway JV has also been granted the contingent rights to develop parcels of land within certain interchanges of GS Superhighway for sale or rental. The detailed terms of such grant have yet to be finalised. GS Superhighway was officially opened in July 1997.

(ii) **Ring Road JV**

Ring Road JV is established to undertake the construction, operation and management of an expressway running along the eastern, southern and western fringes of the Guangzhou urban areas ("ESW Ring Road"). The co-operation period is 30 years commencing from 1st January, 2002. The Group is entitled to 45% of the net cash flow (that is, gross operating income net of operating expenses, debt service costs and tax) of ESW Ring Road for the initial ten years of operation and thereafter the Group's profit entitlement will be reduced to 37.5% for the subsequent ten years and 32.5% for the remaining years of operation of the entire co-operation period of Ring Road JV. The ESW Ring Road was officially opened in January 2002. At the end of the co-operation period, all the immovable assets and facilities of Ring Road JV will revert to the PRC joint venture partner without compensation.

14. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES *(continued)*

The Group's share of the assets, liabilities, income and expenses of the jointly controlled entities accounted for by the Group using proportionate consolidation are set out below:

In respect of the year ended 30th June, 2002:

	GS Superhighway JV	*Ring Road JV*	*Total*
	HK$'000	*HK$'000*	*HK$'000*
Current assets	192,402	65,112	257,514
Non-current assets	5,375,603	1,896,333	7,271,936
Current liabilities	219,377	8,485	227,862
Non-current liabilities	4,246,797	1,383,143	5,629,940
Income	863,596	92,048	955,644
Expenses	319,254	70,744	389,998

In respect of the year ended 30th June, 2003:

	GS Superhighway JV	*Ring Road JV*	*Total*
	HK$'000	*HK$'000*	*HK$'000*
Current assets	**182,676**	**68,375**	**251,051**
Non-current assets	**5,334,581**	**1,880,531**	**7,215,112**
Current liabilities	**325,739**	**10,614**	**336,353**
Non-current liabilities	**3,922,125**	**1,364,249**	**5,286,374**
Income	**961,491**	**105,780**	**1,067,271**
Expenses	**356,236**	**84,756**	**440,992**

15. TOLL ROAD PROJECT UNDER DEVELOPMENT

The balance represents the costs incurred by the Group on the development of Western Delta Route.

The Western Delta Route will be developed in three phases. The estimated total development cost for phase 1 of the project ("Phase 1 West"), which will be developed through a jointly controlled entity to be established for this purpose, is approximately RMB1,680 million of which RMB294 million will be provided by the Group by way of capital contribution to the jointly controlled entity. Pursuant to the joint venture agreement entered into between the Group and the PRC joint venture partner, the co-operation period of Phase 1 West is 30 years commencing on the date of issue of the business licence for the joint venture. During the co-operation period, the Group is entitled to 50% of the net operating income of the jointly controlled entity arising from Phase 1 West. Detailed terms for development of Phases 2 and 3 of the Western Delta Route have yet to be agreed by the parties concerned.

16. LOANS TO JOINTLY CONTROLLED ENTITIES

	THE GROUP	
	2002	***2003***
	HK$'000	***HK$'000***
Loans to:		
GS Superhighway JV	563,880	**387,676**
Ring Road JV	645,328	**626,740**
	1,209,208	**1,014,416**

The balances represent the loans to jointly controlled entities made by the Group not eliminated on the adoption of proportionate consolidation for the jointly controlled entities.

The loans to jointly controlled entities are unsecured, repayable out of the net cash surplus from the operations of the jointly controlled entities and interest free except for the loans to GS Superhighway JV which carry interest at commercial lending rates.

17. INTEREST RECEIVABLE FROM A JOINT VENTURE PARTNER

The balance represents the Group's proportionate share of the interest receivable of Ring Road JV from an outside joint venture partner of Ring Road JV. The amount is unsecured, interest free and repayable on demand.

18. BANK BALANCES AND CASH

Included in the bank balances and cash are bank deposits of approximately HK$301,276,000 (2002: HK$97,800,000), which are held by the Group's PRC subsidiary and jointly controlled entities in United States dollar, Hong Kong dollar and Renminbi. The remittance of these bank deposits outside of the PRC is subject to approval of the relevant local authorities.

19. OTHER FINANCIAL ASSETS

The directors consider that the carrying amount of accounts receivable, deposits and prepayments approximates their fair value.

Bank balances and cash comprise cash and short-term deposits held for the treasury function of the Group. The carrying amount of these assets approximates their fair value.

Credit risk

The Group's credit risk is primarily attributable to its accounts receivable, deposits and prepayments. The amounts presented in the balance sheet are net of allowances for doubtful receivables, as estimated by the Group's management based on prior experience and the current economic environment.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies or state-owned banks in the PRC.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

20. SHARE CAPITAL

	Number of shares	*Amount* *HK$'000*
Details of the share capital of the Company are as follows:		
Authorised:		
On incorporation, par value of HK$1 each	380,000	380
Change of par value from HK$1 to HK$0.1	3,420,000	–
Increase during the period	996,200,000	999,620
At 30th June, 2003	1,000,000,000	1,000,000
Issued and fully paid:		
Allotted and issued on incorporation, par value of HK$1 each	1	–
Subdivision of shares of par value from HK$1 to HK$0.1	9	–
Allotted and issued on 30th June, 2003	3,120,240	312
At 30th June, 2003	3,120,250	312

20. SHARE CAPITAL *(continued)*

The following changes in the share capital of the Company took place during the period from 14th January, 2003 (date of incorporation) to 30th June, 2003:

(a) The Company was incorporated on 14th January, 2003 with an authorised share capital of HK$380,000 divided into 380,000 shares of HK$1 each. At the time of incorporation, one ordinary share of HK$1 was allotted and issued for cash at par.

(b) Pursuant to the written resolutions of the sole shareholder of the Company passed on 30th June, 2003:

  (i) each share of a par value of HK$1 in the unissued and issued share capital of the Company was subdivided into 10 shares of a par value of HK$0.1 each; and

  (ii) the authorised share capital of the Company was increased from HK$380,000 to HK$1,000,000,000, by the creation of an additional 9,996,200,000 new shares of HK$0.1 each.

(c) On 30th June, 2003:

  (i) the Company allotted and issued 3,120,100 ordinary shares, credited as fully paid in consideration of the transfer of the entire issued share capital of Most Top Limited, Yager International Limited and Wilberforce International Limited.

  (ii) the Company allotted and issued 140 ordinary shares, credited as fully paid at the direction of Guangzhou-Shenzhen Superhighway (Holdings) Ltd. ("GSSH"), a fellow subsidiary of the Company, in consideration of GSSH (i) procuring the allotment and issue of two new ordinary shares in Hopewell China Development (Superhighway) Limited ("HHI GS Superhighway Co"), a subsidiary of the Company, to Kingnice Limited ("Kingnice") and its nominee and the conversion of the ordinary shares in HHI GS Superhighway Co beneficially held by it into deferred non-voting shares, and (ii) transferring its one share in Fan Wai Properties Limited to Kingnice.

The share capital of 30th June, 2002 as shown in the consolidated balance sheet represents the share capital of the subsidiaries, acquired by the Company pursuant to the Corporate Reorganisation.

Changes in the Company's share capital subsequent to 30th June, 2003 are set out in note 31.

21. RESERVES

THE GROUP

Included in the Group's reserves are the Group's share of post-acquisition reserves of the jointly controlled entities as follows:

	2002 *HK$'000*	***2003*** ***HK$'000***
PRC statutory reserves	22,884	**56,464**
Translation reserve	2,883	**3,754**
Retained profits	589,931	**754,754**
	615,698	**814,972**

Pursuant to the relevant PRC regulations applicable to the Group's PRC jointly controlled entities, the jointly controlled entities have to provide for the PRC statutory reserves before declaring dividends to their joint venture partners on the basis determined and approved by the board of directors. The reserves, which include general fund and development fund, are not distributable until the end of the co-operation period, at which time any remaining balance of the reserves can be distributed to joint venture partners upon liquidation of the jointly controlled entities. The distributable profits of the jointly controlled entities are determined based on their retained profits calculated in accordance with the PRC accounting rules and regulations.

THE COMPANY

The Company had no distributable reserves at 30th June, 2003.

22. BANK AND OTHER LOANS

	2002 HK$'000	2003 HK$'000
THE GROUP		
Bank loans		
Secured	5,042,113	4,993,040
Unsecured	240,294	–
Other loans, unsecured	142,983	95,833
	5,425,390	5,088,873

The borrowings are repayable as follows:

	2002 HK$'000	2003 HK$'000
On demand or within one year	253,857	426,406
In the second year	671,137	568,022
In the third to fifth years inclusive	1,534,644	1,666,227
After five years	2,965,752	2,428,218
	5,425,390	5,088,873
Less: Amounts due for settlement within twelve months (shown under current liabilities)	(253,857)	(426,406)
Amounts due for settlement after twelve months	5,171,533	4,662,467

Analysis of borrowings by currency:

	At 30th June, 2002		
	US$ HK$'000	RMB HK$'000	HK$ HK$'000
Bank loans	3,947,317	868,090	467,000
Other loans	–	142,983	–
	3,947,317	1,011,073	467,000

	At 30th June, 2003		
	US$ HK$'000	RMB HK$'000	HK$ HK$'000
Bank loans	3,753,034	868,006	372,000
Other loans	–	95,833	–
	3,753,034	963,839	372,000

22. BANK AND OTHER LOANS *(continued)*

Other than the other loan amounts of approximately HK$16,406,000 (2002: HK$16,412,000), which are interest-free, the bank and other loans carry interest at commercial lending rates.

The average rates of interest for bank loans and other loans for the year were 2.7% (2002: 3.6%) and 4.8% (2002: 5.1%) respectively.

The directors consider that the carrying amount of the interest-bearing loans approximates their fair value. In view of the terms of the interest-free loans, the directors consider that it is not practicable to determine their fair value.

23. OTHER INTERESTS PAYABLE

Other interests payable are non interest-bearing except for the following balances which carry interest on the amounts outstanding at commercial lending rates:

	2002 *HK$'000*	***2003*** ***HK$'000***
Other interests payable	25,531	**28,565**
Less: Amounts due for settlement within twelve months (shown under current liabilities)	(12,766)	**(28,565)**
Amounts due for settlement after twelve months	12,765	**–**

The directors consider that the carrying amount of the interest-bearing balance approximates their fair value. In view of the terms of the interest-free balance, the directors consider that it is not practicable to determine their fair value.

24. LOANS FROM JOINT VENTURE PARTNERS

	2002 *HK$'000*	***2003*** ***HK$'000***
Amount due to joint venture partners of:		
GS Superhighway JV (interest-bearing)	7,960	**8,254**
Ring Road JV (interest-free)	738,047	**711,248**
	746,007	**719,502**

The balances represent the Group's proportionate share of the loans made to jointly controlled entities by the outside joint venture partners ("other joint venture partner(s)"). Such loans are unsecured and are repayable out of the net cash surplus from the operations of the jointly controlled entities.

24. LOANS FROM JOINT VENTURE PARTNERS (continued)

The loan from the other joint venture partner of GS Superhighway JV was charged at commercial lending rates.

In view of the terms of the interest-free loans from the other joint venture partners of Ring Road JV, the directors consider that it is not practicable to determine their fair value.

25. AMOUNTS DUE TO HOLDING COMPANIES

The amounts are unsecured, interest free and not repayable within one year from the balance sheet date. In view of the terms of the balances, the directors consider that it is not practicable to determine their fair value.

Subsequent to 30th June, 2003, the amounts due to holding companies to the extent of HK$4,500 million were capitalised, details of which are mentioned in note 31(a).

26. DEFERRED TAX LIABILITIES

The deferred tax liabilities as shown in the consolidated balance sheets represent the Group's proportionate share of such liabilities of the jointly controlled entities. The major components of the deferred tax liabilities (assets) are as follows:

	2002 HK$'000	2003 HK$'000
Excess of tax allowances over depreciation	106,600	134,605
Unutilised tax losses	(14,700)	(18,200)
	91,900	116,405

The movement for the year in the deferred tax liabilities (assets) are as follows:

	Accelerated tax depreciation HK$'000	Tax losses HK$'000	Total HK$'000
At 1st July, 2001	77,100	(4,100)	73,000
Charge (credit) for the year (note 7)	29,500	(10,600)	18,900
At 30th June, 2002	106,600	(14,700)	91,900
Charge (credit) for the year (note 7)	28,005	(3,500)	24,505
At 30th June, 2003	134,605	(18,200)	116,405

27. INTEREST PAYABLE TO A JOINTLY CONTROLLED ENTITY

The balance represents interest payable due to Ring Road JV by the Group not eliminated on the adoption of proportionate consolidation for the jointly controlled entities. The amount is unsecured, interest free and has no fixed repayment term. In view of the terms of the amount, the directors consider that it is not practicable to determine its fair value.

28. OTHER FINANCIAL LIABILITIES

Accounts payable and deposits received principally comprise amounts outstanding for ongoing costs. The directors consider that the carrying amounts of accounts payable and deposits received approximate their fair value.

29. CAPITAL COMMITMENTS

As referred to in note 15, the Phase 1 West will be developed by a jointly controlled entity to be established. The estimated total development expenditure for Phase 1 West amounted to approximately RMB1,680 million, of which RMB294 million will be provided by the Group.

At the balance sheet date, development expenditure in respect of the construction of Phase I West which had been contracted for amounted to approximately HK$361 million (2002: HK$566 million).

At the balance sheet date, GS Superhighway JV had outstanding commitment in respect of repavement of asphalt for GS Superhighway contracted but not provided for amounting to approximately HK$70 million (2002: nil).

30. RELATED PARTY TRANSACTIONS

Apart from the amounts owed by and from the related parties as disclosed in notes 16, 17, 24, 25 and 27, a jointly controlled entity of the Group had paid interest to the ultimate holding company of the Group amounting to approximately HK$8,049,000 for the year ended 30th June, 2002. The interest was charged on the principal amount of outstanding at a fixed rate of 10.1244% per annum.

In addition, guarantees had been given by the ultimate holding company for certain bank loan facilities granted to the Group and a jointly controlled entity during the two years ended 30th June, 2003 free of any charge. The directors of the Company have confirmed that these guarantees will be replaced by guarantees issued by the Company after the Listing.

The Group also had paid rentals, air-conditioning and electricity charges and government rates to a fellow subsidiary amounting to approximately HK$525,000 (2002: HK$554,000).

30. RELATED PARTY TRANSACTIONS *(continued)*

The Group's jointly controlled entities had the following significant transactions with their joint venture partners other than the Group during the year:

Relationship	*Nature of transaction*	*2002 HK$'000*	***2003 HK$'000***
Other joint venture partner of GS Superhighway JV	Interest paid (note a)	1,339	**595**
	Reimbursement of operating expenses (note b)	5,440	**5,795**
	Consultancy fee paid (note b)	–	**1,884**
	Dividend paid and payable	–	**423,900**
Other PRC joint venture partner of Ring Road JV	Management fee paid (note b)	3,999	**3,999**
Other foreign joint venture partner of Ring Road JV	Management fee paid (note b)	2,000	**2,000**
	Interest income (note a)	33,021	**39,460**

Guarantees had been given by the other joint venture partner of GS Superhighway JV for bank loan facilities of RMB510 million granted to GS Superhighway JV at a fee of approximately HK$283,000 for the year ended 30th June, 2003 (2002: HK$565,000). In May 2003, a new bank loan was raised by GS Superhighway JV to finance the repayment of the bank loans of RMB510 million and the said guarantees given by the other joint venture partner were released afterward.

Notes:

a. The interest was charged on the principal amount of loans outstanding at commercial lending rates.

b. In the opinion of directors, these transactions were carried out based on the terms agreed by the parties concerned and in the ordinary course of business.

31. SUBSEQUENT EVENTS

The following significant events took place subsequent to the balance sheet date:

(a) On 23rd July, 2003, the Company allotted and issued 2,156,879,750 shares of HK$0.1 each, credited as fully paid on capitalisation of an amount of HK$4,500 million owing by the Company to its holding company.

(b) On 5th August, 2003, 720,000,000 new shares of the Company of HK$0.1 each were issued, at a price of HK$4.18 per share, giving a total cash considerations of approximately HK$3,009.6 million before expenses.

32. SUBSIDIARIES

Particulars of the Company's subsidiaries at 30th June, 2003 were as follows:

Name of company	Place of incorporation/ establishment	Issued and fully paid share/ registered capital	Attributable equity interest held	Principal activity
Jetgold Limited	British Virgin Islands	Ordinary share US$1	100%	Investment holding
Kingnice Limited	British Virgin Islands	Ordinary share US$20,000	97.5%	Investment holding
Fan Wai Properties Limited	British Virgin Islands	Ordinary share US$1	97.5%	Investment funding
Most Top Limited	British Virgin Islands	Ordinary share US$1	100%	Investment holding
廣東合和廣珠高速公路發展有限公司 Guangdong Hopewell Guangzhou-Zhuhai Superhighway Development Limited (Note)	The PRC	Registered capital RMB600,000,000	100%	Investment in expressway project
Hopewell China Development (Superhighway) Limited	Hong Kong	Ordinary shares HK$2 Non-voting deferred shares HK$4	97.5% of issued ordinary share capital	Investment in expressway project
Hopewell Guangzhou Ring Road Limited	British Virgin Islands	Ordinary share US$1	100%	Investment in expressway project
Hopewell Guangzhou-Zhuhai Superhighway Development Limited	Hong Kong	Ordinary shares HK$2 Non-voting deferred shares HK$2	100% of issued ordinary share capital	Investment in expressway project
Wilberforce International Limited	British Virgin Islands	Ordinary shares US$20,000	100%	Investment holding
Yager International Limited	British Virgin Islands	Ordinary shares US$20,000	100%	Investment holding

All the above subsidiaries are indirectly held by the Company except for Jetgold Limited, Yager International Limited and Wilberforce International Limited which are directly held by the Company.

Note: The subsidiary is a wholly foreign owned enterprise established in the PRC.

高速公路營業額



廣深高速公路
東南西環高速公路
92%
8%

高速公路總車流量



廣深高速公路
東南西環高速公路
80%
20%

溢利
（港幣百萬元）



532
533
2002
2003

核心溢利
（溢利扣除利息收入）
（港幣百萬元）



433
507
2002
2003

利息支出比率
（除利息、稅項、折舊及攤銷前溢利／利息支出）



4.3x
4.8x
2002
2003

債務總額對比股東權益



139%
109%
2002
2003

股東貸款（合和實業）
（港幣百萬元）



5,711
5,043
2002
2003

債務總額
（港幣百萬元）



7,408
6,380
2002
2003

綜合業績

(港幣百萬元)	2000	2001	2002	2003
	截至六月三十日止年度			
營業額	770	860	918	**1,030**
日常業務除税前溢利	548	629	561	**569**
税項	(24)	(26)	(20)	**(25)**
未計少數股東權益前溢利	524	603	541	**544**
少數股東權益	(5)	(2)	(9)	**(11)**
股東應佔溢利	**519**	**601**	**532**	**533**

綜合資產及負債

(港幣百萬元)	2000	2001	2002	2003
	於六月三十日			
物業及設備	9,258	9,271	9,099	**9,001**
於共同控制個體之額外投資成本	1,981	1,961	1,934	**1,900**
發展中收費公路項目	430	431	431	**151**
借予共同控制個體之貸款	4,891	4,282	1,209	**1,014**
流動資產	839	558	260	**421**
總資產	**17,399**	**16,503**	**12,933**	**12,487**
流動負債	(2,114)	(957)	(354)	**(569)**
非流動負債	(13,389)	(13,046)	(11,739)	**(10,542)**
負債總額	**(15,503)**	**(14,003)**	**(12,093)**	**(11,111)**
少數股東權益	(7)	(10)	(19)	**(30)**
股東權益	**1,889**	**2,490**	**821**	**1,346**

每股溢利

(港幣元)	2000	2001	2002	2003
每股溢利－基本	0.24	0.28	0.25	**0.25**

財務比率

	2000	2001	2002	2003
淨債務總額(1)對比股東權益(2)	163%	125%	137%	**104%**
股東權益回報(2)	8%	9%	10%	**9%**

註：(1) 淨債務總額為債務總額（包括銀行及其他貸款（含長期及短期部份）、合營企業提供之貸款及計息的應付其他利息）扣除銀行結餘及現金。

(2) 假設將港幣45億元應付控股公司的貸款資本化。

(3) 本公司於二零零三年一月十四日在開曼群島根據開曼群島公司註冊成立，於二零零三年六月三十日後，透過集團重組，本公司成為本集團之控股公司。有關上述發行股本之詳情，見本公司於二零零三年七月二十八日刊發之招股章程。

(4) 本集團截至二零零二年六月三十日止三個年度之業績及本集團於二零零零年、二零零一年及二零零二年六月三十日之資產負債表乃按合併會計基準編製並摘自本公司於二零零三年七月二十八日刊發之招股章程。



「合和公路基建的成立，清楚説明了本集團高速公路基建業務的增長和實力。」

胡應湘爵士

主席

由本人來撰寫本集團這位新成員－合和公路基建有限公司（「合和公路基建」）的第一份主席報告書，我感到非常高興。合和公路基建於二零零三年八月六日在香港聯合交易所有限公司（「聯交所」）的主版上市，是我們合和實業有限公司（「合和實業」）31年歷史中的另一個里程碑。合和公路基建的成立，清楚説明了本集團高速公路基建業務的增長和實力，並能提高透明度讓投資者更能了解本集團的業務及未來的投資計劃。

合和公路基建現擁有三項收費高速公路的權益，包括廣州－深圳高速公路（「廣深高速公路」）、廣州東南西環高速公路（「東南西環高速公路」）及珠江三角洲西岸幹道。透過合和公路基建，合和實業將繼續發展我們在廣東及珠江三角洲的交通基建業務。這包括建議中的港珠澳橋隧項目及珠江三角洲西岸幹道二期及三期。我們相信這些項目對配合珠江三角洲的區域發展及珠江三角洲西部、澳門和香港的城市經濟自然整合是合乎邏輯及重要的一步。



合和公路基建是一間由合和實業擁有75%股權的獨立上市公司，擁有獨立的董事會及管理層，亦有合和實業強勁的支持。承著集團在過往發展業務的歷史及經驗，合和公路基建擁有各項優勢，強勁的業積、享受稅務優惠政策及有能力配合車流量增長需要在合和公路基建的合營企業所擁有的土地上擴建高速公路。

由於本集團的重組於二零零三年六月三十日才生效，董事會在本財政年度不宣佈派付股息。但是，在沒有不可預見的情況下，如本集團的招股章程所載，在下一個財政年度，董事會打算建議派付不少於每股港幣0.225元的股息總額。

財務情況

二零零三年度的淨利潤維持在港幣5.33億元，比上年度的港幣5.32億元輕微增長。隨之，每股盈利仍保持平穩，為每股港幣0.25元。

但是核心盈利（指扣除股東貸款利息收入後之淨利潤）增長17%，由二零零二年度之港幣4.33億元增長至本年度之港幣5.07億元，反映了合和公路基建的高速公路項目之真正實力。廣深高速公路及東南西環高速公路在本財政年度皆錄得強勁的增長。

財政年度	二零零二年	**二零零三年**	增長率
廣深高速公路			
平均每日車流量（架次）	123,191	**155,394**	26%
平均每日路費收入（人民幣）	5,183,936	**5,778,931**	11%
東南西環高速公路			
平均每日車流量（架次）	32,757	**38,930**	19%
平均每日路費收入（人民幣）	486,738	**590,053**	21%

另一方面，由於合和公路基建借予合作公司的部份股東貸款已被償還，所以股東貸款利息收入，由二零零二年度的港幣九千九百萬元下降至二零零三年度的港幣二千六百萬元，再次反映了我們資產的強勁表現。減少了的利息收入抵銷了大部份淨利潤之增長。由於利息收入將保持佔合和公路基建收入的小部份，我們的未來盈利數字將真實地反映我們高速公路的實力。

「在過去的二十年，我們的高速公路系統的增長與珠江三角洲的經濟發展緊密聯繫。」

業務回顧

在二十五年前，在中國中央政府採用門戶開放政策進行經濟改革後，我們帶著道路發展將會幫助推動廣東及珠江三角洲的經濟及工業增長的理念，充滿信心地進入中國市場。我們確定和計劃公路走向，與國內夥伴簽訂合作合同及協助監督設計、興建、項目融資及公路營運，使其能符合現時破記錄的車流量及汽車擁有量的需求。現時合和公路基建擁有一百八十公里雙向三車道的收費高速公路。

雙向三車道的廣深高速公路已進入其第九個營運年度，仍然是唯一連接香港及廣州的高速公路，形成珠江三角洲東面一條重要的南北走向幹道。廣州東南西環高速公路環繞廣州市東、南及西面的周邊，與其他道路連接形成一個環繞廣州市的環路。隨著這些高速公路已營運，我們現時將集中力轉移到珠江三角洲西面的區域。結果形成了珠江三角洲西岸幹道一期，現時正在興建中及預期在二零零四年中完成。這條高速公路將會為廣州及順德之間提供一條策略性高速連接幹道，將兩個主要城市之間的行車時間由四十分鐘減少至十至十五分鐘。

在過去的二十年，我們的高速公路系統的增長與珠江三角洲的經濟發展緊密聯繫。自從第一個全年度營運以來，廣深高速公路平均每日車流量呈現複合年增長率達18%。就算在今年爆發非典型肺炎的情況下，我們的平均每日收入及車流量繼續錄得比去年度更強勁的增長。

展望

廣東及珠江三角洲內高速的經濟增長導致國內生產總值及人均收入有可觀的增長，繼而使汽車生產量及擁有量錄得破記錄的增長。合和公路基建相信這些原因將會使其高速公路的車流量持續增加。同時，車流量的需求導致對新或擴建道路的需求，表示合和公路基建必須集中在未來的項目上。由於其強勁的以往業積記錄、特許權及其與國內夥伴的緊密關係，合和公路基建可以在進行新項目時擁有清楚的競爭優勢。

珠江三角洲的經濟重要性、以及逐步放寬的過境限制、中國與香港的更緊密經貿關係安排及新建接路及接駁路的開通，使高速公路的長遠重要性將會繼續提高。珠江三角洲西岸幹道一期完成後將會產生對珠江三角洲各主要中心之間的高速幹道的額外需求。合和公路基建保留珠江三角洲西岸幹道二期及三期的特許權及正積極地推動這些幹道的發展。

合和公路基建亦預見發展一條橋及隧道連接珠海、澳門及香港，對珠江三角洲內主要城市的經濟整合是策略性地重要的。合和公路基建已致力提倡這個項目及將會繼續積極地進行。我們相信我們正處於有利位置參與這個項目。

鳴謝

本人藉此機會向各董事、高級管理層及全體員工致謝，感謝他們在過去一年對建造增長平台作出的承擔和努力。本人亦感謝股東、金融業界及商務顆伴對我們無價的支持。

胡應湘爵士 KCMG, FICE

主席

香港，二零零三年九月八日



胡應湘爵士 KCMG, FICE
主席



何炳章先生
副主席



胡文新先生
董事總經理



梁國基工程師
執行董事



黃禮佳先生
執行董事



陳志鴻先生
董事副總經理



賈呈會先生
執行董事



葉思明先生
執行董事


路費收入
2,324人民幣百萬元
除利息及稅項前溢利
1,746人民幣百萬元

合和公路基建有限公司(「合和公路基建」)以其具有已獲認同的往績、良好財務基礎及持續增長潛力的基建業務作為其經營的起步。我們的高速公路連接及服務華南地區經濟最活躍及成功的城市。由於我們策略性持有在廣東省及珠江三角洲的公路網絡,以及具備擴建現有高速公路及在需要時新建公路及接駁現有網絡等能力的競爭優勢,合和公路基建已為未來的投資及發展策略奠下穩固基礎。

位於廣東省的珠江三角洲已迅速成為世界上最重要的製造業中心之一,並正繼續發展為更多元化產業基礎的經濟體。新港口及機場的發展,以及中國成為世界貿易組織(「世貿」)成員,促使外資投資於區內製造業的資金不斷增加,使區內的國內生產總值持續增長,汽車擁有量及公路使用量均錄得記錄性的增長,這些數據為高速公路發展需要超前於需求提供了強而有力的証明。依據合和公路基建的信念而建成的高速公路,現時已是這個可鞏固經濟增長的交通網絡中的一個策略性組成部份。



合和公路基建透過合作企業的模式，已於珠江三角洲地區投資了三個收費高速公路項目，分別為廣州－深圳高速公路（「廣深高速公路」）、廣州東南西環高速公路（「東南西環高速公路」）及珠江三角洲西岸幹道一期。此等高速公路總長度達180公里。廣深高速公路及東南西環高速公路均已投入營運，車流量及路費收入較上一財政年度的增長顯示了強勁的實力。作為我們第三個收費高速公路項目的珠江三角洲西岸幹道一期，為一條長14.7公里雙向三車道由廣州市至順德之高速公路，預計將於二零零四年中建成。除了前述的高速公路外，合和公路基建現正積極推動珠江三角洲西岸幹道一期延伸至中山的另外兩期項目。合和公路基建已持有該兩期項目的經營權。

廣州—深圳高速公路(「廣深高速公路」)


SCANIA


全年路費收入
(人民幣百萬元)
2,400
1,800
1,200
600
1,892
2,109
2002
2003


平均每日車流量
(架次)
160,000
120,000
80,000
40,000
123,191
155,394
2002
2003


平均每日路費收入
(人民幣)
6,000,000
4,500,000
3,000,000
1,500,000
5,183,936
5,778,931
2002
2003



項目摘要

位置	中國廣東省廣州市至深圳市
長度	122.8 公里
車道	雙向三車道
級別	高速公路
合作營運期	一九九七年七月至二零二七年六月
分潤比例	1至10年：50% 11至20年：48% 21至30年：45%

由於廣東省的強勁經濟增長，特別是在珠江三角洲地區，廣深高速公路的車流量及路費收入持續續錄得可觀的增長。廣深高速公路是一條長122.8公里、雙向三車道、沿線設有十八個收費站的收費高速公路，自一九九五年的首個營運年度以來，其車流量及路費收入持續錄得增長。

廣深高速公路作為首條及現時唯一直接連接廣州與深圳及香港的高速公路，現已成為發展中的珠江三角洲高速公路網絡中一條大動脈，其十八個策略性設置的立交連接了多個大城鎮及重要設施，包括深圳寶安機場及不同的港口，並同時與珠江三角洲內各條主要高速公路有完善的連接。

在過去的一個財政年度，平均每日車流量達155,394架次，較上年度增長26%。總路費收入達人民幣21億元，較二零零二年度增長11%。隨着皇崗口岸與香港於二零零三年一月份實施二十四小時通關，加上中國成為世貿成員及中、港兩地於二零零三年六月份簽訂更緊密經貿關係安排，這些因素將進一步刺激廣深高速公路的車流量增長。

廣深高速公路平均每日車流量
（架次千輛）


200
180
160
140
120
100
80
60
40
20
0
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

廣深高速公路平均每日路費收入
（人民幣千元）


7,000
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994


GUANGZHOU TOLL
CRAVEN



廣深高速公路北行方向的收費系統已由磁卡收費系統提升至非接觸式的集成電路（IC）卡系統，這將縮短收費處理時間，及使我們可有效收集高速公路使用趨勢的數據，從而提升營運效率。廣深高速公路南行方向的系統升級工程計劃於二零零四年中完成。



皇岗收费站

雖然廣深高速公路仍有能力應付進一步增加的車流量，但在特別繁忙的收費站，如黃田、南頭及寶安等收費站，我們已經增加了額外的收費車道，以提升通過能力。鶴州至黃田立交間的主線正進行擴建工程，在每一方向增建一條車道以增加該2.7公里繁忙路段的通行能力。另外，超過50公里的路面重鋪工程已於本年度完成，這作為整項為期三年、範圍包括高速公路全線的主要維修計劃的一個部份。由於合和公路基建的合作公司已取得廣深高速公路兩旁的用地，日後高速公路的擴建工程的進行將相對簡單直接。



KATO

廣深高速公路的合作公司於本年獲授予ISO9001質量認証，認可了其營運及管理水平。

廣州東南西環高速公路（東南西環高速公路）



全年路費收入
（人民幣百萬元）


240
180
120
60
178
215
2002
2003

平均每日車流量
（架次）


40,000
30,000
20,000
10,000
32,757
38,930
2002
2003

平均每日路費收入
（人民幣）


600,000
450,000
300,000
150,000
486,738
590,053
2002
2003



項目摘要

位置	中國廣東省廣州市
長度	38 公里
車道	雙向三車道
級別	高速公路
合作營運期	二零零二年一月至二零三一年十二月
分潤比例	1至10年：45.0% 11至20年：37.5% 21至30年：32.5%

東南西環高速公路是一條長38公里、雙向三車道、設有10個立交及電腦化收費和監控系統之高速公路。它與廣州北環高速公路相連接，構成一圍繞廣州主要中心地區之環形高速公路。東南西環高速公路沿線亦與其他高速公路及公路相連接，確保車輛能通往更廣闊網絡的目的地。過往一年，東南西環高速公路持續錄得穩定的增長，其平均每日收費車流量維持在38,930車次，較去年增長19%，其全年路費收入達人民幣2.15億元，較上一財政年度增長21%。當建設中接駁東南西環高速公路的高速公路及公路建成，將增加合和公路基建的收益能力。

東南西環高速公路平均每日車流量
(架次千輛)



50
40
30
20
10
0
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2003
2002
2001
2000
1999
1998
1997

東南西環高速公路平均每日路費收入
(人民幣千元)



700
600
500
400
300
200
100
0
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2003
2002
2001
2000
1999
1998
1997





廣州汽車擁有量及生產量的強勁增長，與及廣州北面及南面地區的發展為高速公路帶來車流量增長，而今後的接駁路將進一步保証了使用高速公路車流量的持續增長。

建設中連接黃岐立交與繁忙的廣佛公路的接駁路將於二零零三年底前建成。此外，連接東南西環高速公路海南立交的珠江三角洲西岸幹道一期目前正在建設中，亦將於二零零四年中建成。而建設中的廣珠東線高速公路及廣州南部快速路亦將於新洲立交及侖頭立交與東南西環高速公路連接。




收费车道
TOLL LANE

珠江三角洲西岸幹道一期


中铁

此條長 14.7 公里、雙向三車道的封閉式高速公路目前正在建設中，將於二零零四年中建成，將成為連接廣州市至順德的唯一的高速公路，並將兩個城市間的行車時間由四十分鐘縮減至十至十五分鐘。合和公路基建擁有發展珠江三角洲西岸幹道第二及三期項目的經營權。此兩期項目包含 43 公里長的由順德至中山市的高速公路。當三期項目全部建成，珠江三角洲西岸幹道將把廣州、南海、順德及中山至珠海直接連接起來。合和公路基建現正積極推動第二及三期項目的發展。

香港 - 珠海 - 澳門橋隧



倡議中連接香港以西大嶼山與澳門及珠海的29公里長Y型橋隧，能刺激珠江三角洲西面之物流業、旅遊業及經濟活動。本公司作為最早提出及大力推動此構思、此項目需要性及可行性的倡議者，合和公路基建深信當項目推進時，本公司將擔當一個重要的角色。

高速公路的擴建及養護維修

廣深高速公路每日斷面車流量分佈圖（北行方向）二零零三年六月二十日（星期五）



4,000 – 4,500
3,500 – 4,000
3,000 – 3,500
2,500 – 3,000
2,000 – 2,500
1,500 – 2,000
1,000 – 1,500
500 – 1,000
- – 500
車流量(架次)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
24:00
22:00
20:00
18:00
16:00
14:00
12:00
10:00
08:00
06:00
04:00
02:00
00:00



廣深高速公路全車道路面結構示意圖

「……通過分析在大交通量荷載使用8年後的檢測結果來看，道路整體的使用性能仍然較好，這除了日常的養護工作比較到位外，與當時廣深高速公路超前的路面結構設計思路及設計方法有重要的關係。……」

引述由廣東省公路建設公司鄧小華總經理撰寫廣深高速公路路面結構使用效果評價一文。

合和公路基建應用了先進的交通管理系統，以監察公路的使用及預測何時需要在交通關鍵路進行擴建或連接到新建接駁路。由於我們的合作公司已取得其高速公路兩旁的用地，他們可隨時於短時間內及以相對低廉的成本增加額外的行車道，這是合和公路基建其中一個重要的競爭優勢。同時，我們的目標是建設可確保使用年期長、以優質質料建成及擁有周全策劃的養護維修計劃的高速公路。

集團業績

摘要

- ***路費收入增加12%至港幣10.3億元；***
- ***撇除來自股東貸款的利息收入的純利增加17%至港幣5.07億元；***
- ***總債務減少14%至港幣63.8億元；***

路費收入由上一財政年度的港幣9.18億元增加12%至港幣10.3億元，主要由於集團在中國的高速公路的車流量增幅。路費收入總額中，廣深高速公路佔92%，或港幣9.44億元，東南西環高速公路佔8%，或港幣8,600萬元。比上一財政年度增加的港幣1.12億元中，廣深高速公路佔港幣9,700萬元或87%，東南西環高速公路佔港幣1,500萬元或13%。其他營運收入由港幣1.52億元減少55%至港幣6,800萬元，主要由於廣深高速公路合作公司於二零零二年二月償還了集團部分貸款，令股東貸款利息收入減少。收入總額（包括路費收入及其他營運收入）由二零零二年財政年度的港幣10.7億元增加3%至二零零三年財政年度的港幣10.98億元。

撇除來自股東貸款的利息收入的溢利由二零零二年財政年度的港幣4.33億元增加17%至港幣5.07億元。溢利達港幣5.33億元，與上一財政年度的港幣5.32億元相若。基本上，由於廣深高速公路合作公司償還了部分貸款，令股東貸款利息收入減少，已由強勁增長的路費收入所超額補償。

費用總額，包括收費公路營運費用、折舊及攤銷費用及一般及行政費用，由二零零二年財政年度的港幣2.89億元增加至港幣3.29億元，主要由於維護費用及折舊費用的增加。由於，根據集團的會計政策，折舊及攤銷費用乃在各共同控制個體各自之剩餘經營期間根據實際車流量比率與預期之車流總量相比計算。車流量的強勁增加，令本年的折舊費用增加。由於低利率環境，財務成本由港幣2.21億元減少9%至港幣2.01億元。集團的有效稅率由3.4%增加至4.3%。由於遞延稅項作出撥備，所得稅開支由港幣1,930萬元增加28%至港幣2,474萬元。

資金流動性及財務資源

年內，集團償還了港幣5.77億元銀行貸款及其他貸款及港幣6.68億元控股公司之貸款。由於其資產能帶來穩定的現金流，集團改善了其資產負債比率，由二零零二年六月三十日的57%至二零零

三年六月三十日的51%。假設二零零三年八月公開招股於二零零三年財政年度內完成，在二零零三年六月三十日的備考資產負債比率將為38%，在二零零三年六月三十日的備考負債股本比率將為37%。二零零三年財政年度的淨現金流為港幣2.04億元。

集團之資產負債比率如下：

	於六月三十日		
	二零零二年 港幣百萬元	**二零零三年 港幣百萬元**	備考[3] 港幣百萬元
股東權益[1]	5,321	**5,846**	8,726
債務總額	7,408	**6,380**	5,464
淨債務總額[2]	7,310	**6,079**	3,201
資產總額	12,933	**12,487**	14,451
債務總額對比資產總額	57%	**51%**	38%
淨債務總額對比股東權益	137%	**104%**	37%

附註：

(1) 假設將港幣45億元應付控股公司的貸款資本化；

(2) 淨債務總額為債務總額扣除銀行結餘及現金；

(3) 假設在二零零三年八月的公開招股於二零零三年財政年度內完成，按備考基準，於二零零三年六月三十日之結餘將調整估計上市所得款項淨額港幣28.8億元扣除償還銀行貸款約港幣3.72億元及償還控股公司之股東貸款約港幣5.44億元。

集團於二零零三年六月三十日之銀行貸款之還款期對比二零零二年六月三十日，載列如下：


集團（未合併）
合作公司（按比例分佔）
16%
84%
43%
57%
4%
38%
58%
6%
44%
50%
一年內
一年後
一年內
一至五年
五年後
於二零零二年六月三十日
於二零零三年六月三十日
於二零零二年六月三十日
於二零零三年六月三十日
銀行貸款(港幣百萬元)
467
372
4,815
4,621

集團（未合併）之借貸以港幣為單位及以浮動利率計算。 合作公司之借貸以美元及人民幣為單位及以浮動利率計算。

二零零三年財政年度，集團之借貸平均利率為2.7%（二零零二年為3.6%）。

董事局同寅謹將本公司及本集團截至二零零三年六月三十日止年度之業務報告及經審核之帳目呈覽。

公司重組及本公司股份於香港聯合交易所有限公司(「聯交所」)上市

本公司於二零零三年一月十四日根據開曼群島公司法第22章於開曼群島註冊成立為一間獲豁免有限公司。為籌備本公司股份於聯交所上市,本集團進行集團重組,本公司於二零零三年六月三十日成為本集團之控股公司。有關集團重組詳情,見財務報告表附註1及本公司於二零零三年七月二十八日刊發之招股章程附錄九「公司重組」一段(「重組」)。

本公司股份自二零零三年八月六日起在聯交所上市。

主要業務

本公司主要業務為透過其於中華人民共和國(「中國」)成立之共同控制個體在中國倡議、推動、發展及經營策略性重點高速公路、隧道、橋樑及相關基建項目。

業績

本集團截至二零零三年六月三十日止年度之業績載於第35頁之綜合收益表內。

股息

於二零零三年六月三十日止年度內,董事局不建議派發股息。

主要項目及事項

有關本集團主要項目之詳情及本年度發生之重要事項,已詳列於第8頁至19頁之「業務回顧」段內。

股本

本公司由二零零三年一月十四日(成立日期)至二零零三年六月三十日之股本詳情載列於財務報告表附註20。

儲備金

本年度集團儲備金之變動詳情載列於財務報告表附註21。

固定資產

本年度物業及設備之變動載列於財務報告表附註12。

購回、出售或贖回股份

除根據上述重組外，本公司或其任何附屬公司於本年度並無購回、出售或贖回本公司股份。

董事

於本報告日本公司在職董事芳名載於年報內第32頁。根據本公司組織章程，本公司所有董事，除胡文新先生及陳志鴻先生外，於即將召開之股東週年大會中依章告退，惟願膺選連任。

董事及高級行政人員履歷

胡應湘爵士* *KCMG, FICE*

67歲，為本公司之董事會主席。彼於一九五八年畢業於普林斯頓大學，獲土木工程學士。彼負責本集團在中國的基建項目及參與設計及建造合和集團在香港及中國之多項物業發展項目。彼亦為本集團之最終控股公司 — 合和實業有限公司之主席。

彼非常活躍於公職活動，公務職銜包括香港港口及航運局前主席、中國香港特別行政區策略發展委員會委員、香港物流發展局委員及中國人民政治協商會議委員。彼為克羅地亞共和國駐港名譽領事，亦為中國及海外多個城市之榮譽市民。

何炳章先生*

71歲，為本公司副主席。彼一直負責磋商中國所有合營企業及發展項目之融資，包括合和集團及本集團之酒店、發電廠及公路基建項目。此外，彼對於香港之樓宇及發展項目累積豐富經驗。彼為中國深圳市及順德之榮譽市民。彼亦為本集團之最終控股公司 — 合和實業有限公司之副主席及董事總經理。

胡文新先生*

31歲，為本公司之董事總經理。彼獲史丹福大學頒授工商管理碩士學位及獲普林斯頓大學頒授機械及航天工程理學士學位。彼負責為本集團制訂策略計劃、公司政策及整體管理。彼為胡應湘爵士及胡郭秀萍爵士夫人之兒子。彼亦為本集團之最終控股公司 — 合和實業有限公司之董事副總經理。

陳志鴻先生*

44歲，為本公司之董事副總經理。彼於一九八九年獲香港城市大學頒授管理學專修文憑及於一九八三年獲香港中文大學頒授理學士學位。彼負責中國之高速公路基建項目及其他項目之統籌、管理及行政工作。

梁國基工程師* DIC FIStructE, FICE

44歲，負責本集團項目之設計、工程及建造。彼於一九九一年畢業於倫敦大學帝國學院，獲取地震工程及結構動力學理碩士（優等級）學位，及於一九八三年獲Council for National Academic Awards頒授之土木工程理學士（一級榮譽）學位，同年並被英國土木工程師學會頒授「獎狀」為全年優秀畢業生。彼曾於新加坡、非洲肯尼亞、英格蘭及香港工作，在公路、大橋及高層樓宇設計及施工、滑模及爬模技術、大型堤壩及隧道結構方面獲取豐富經驗。

黃禮佳先生*

61歲，彼主要負責廣東省收費高速公路之營運及管理。彼曾為廣東省公路建設公司總經理。由一九六一年至一九七九年，彼曾於中國肇慶市出任多個重要的職務。

賈呈會先生*

62歲，彼為中國項目之總監及負責與各中國政府部門之聯絡及統籌工作。彼在中國進行航空研究多年。彼於一九六四年畢業於哈爾濱工業大學，獲頒理學士學位。

葉思明先生*

34歲，彼參與本公司之公司融資活動及新項目發展工作。彼曾於德意志銀行及摩根士丹利添惠亞洲有限公司擔任合併及收購部副總裁。彼於一九九三年畢業於美國布朗大學，獲頒文學士學位，及於一九九七年取得倫敦商學院頒發之工商管理碩士學位。

中原紘二郎先生

62歲，於二零零三年七月十日獲委任為本公司獨立非執行董事。彼於一九六四年畢業於東京商船大學，獲頒海洋工程學士學位。彼於一九六四年加入兼松株式會社，及先後在東京、新加坡及香港之辦事處擔任要職。彼於一九九六年獲委任為兼松（香港）有限公司之董事總經理及於二零零零年退休。

費宗澄先生

62歲，於二零零三年七月十日獲委任為本公司獨立非執行董事。彼於一九六二年獲台灣國立成功大學頒授建築工程學士學位；一九六五年獲北卡羅萊納州立大學頒授建築學士學位及一九七四年獲美國Pratt Institute頒授城市規劃理學碩士學位。彼為建築及規劃公司宗邁建築師事務所之常務合夥人。彼擁有三十年以上規劃及建築項目經驗。創立宗邁建築師事務所前，彼曾在美國多家建築公司工作。

藍利益先生

56歲，於二零零三年七月十日獲委任為本公司獨立非執行董事及於二零零三年七月十六日獲委任為審核委員會主席。彼於一九七七年獲美國卡內基美倫大學頒授管理學證書，在銀行、投資及金融業擁有逾三十年經驗。彼由一九九零年至二零零一年擔任廖創興銀行之執行董事。在此之前，彼曾為花旗銀行、Mellon Bank及美國運通銀行之副總裁。

嚴震銘先生

33歲，於二零零三年七月十日獲委任為本公司獨立非執行董事。彼於一九九零年獲美國波士頓大學頒授生產工程學士學位及於一九九二年獲加拿大麥基爾大學頒授工商管理碩士學位。彼現為福田實業(集團)有限公司之主席助理。

註： 執行董事*

高級行政人員

集團各項業務分別直接由以上提及的執行董事直接管轄，故各執行董事亦被視為集團之高級行政人員。

董事於合約之利益

於結算日時或本年度內，本公司或其他附屬公司無訂立其他與本公司各董事直接或間接地有重大利益關係之重要合約。

董事之權益

由於本公司股份於二零零三年八月六日於聯交所上市，於二零零三年六月三十日本公司毋須按證券及期貨條例第XV部存置任何登記冊。

在本公司上市後，本公司各名董事、最高行政人員及其聯繫人對本公司或本公司任何相聯法團（定義見證券及期貨條例第XV部）任何股份、相關股份或債權擁有之權益及淡倉中，已經根據證券及期貨條例第XV部第7、第8分部之規定通知本公司及聯交所者（包括任何有關董事或最高行政人員根據證券及期貨條例之上述規定被視作或當作擁有之權益及淡倉），或根據證券及期貨條例第352條須記錄於本公司存置之登記冊內者，或根據上市公司董事進行證券交易之標準守則而須予公佈者，其詳情如下：

(a) 於本公司股本衍生工具相關股份之實益權益及淡倉(i)

	衍生工具						
董事姓名	*個人權益（實益擁有）*	*家庭權益（配偶及18歲以下子女之權益）*	*公司權益(ii)（受控制公司擁有之權益）*	*其他權益*	*股份*	*總權益*	*總權益佔發行股份之百份比*
胡應湘	6,249,403	2,191,000 (iii)	11,124,999 (iv)	3,068,000 (v)	–	22,633,402	0.79
何炳章	1,936,000	24,600	205,000	–	–	2,165,600	0.08
胡文新	2,435,000	–	82,000	–	–	2,517,000	0.09
梁國基	1,000	–	–	–	–	1,000	0
中原紘二郎	1,067	–	–	–	–	1,067	0

附註：

(i) 於本公司股本衍生工具相關股份之權益均為長倉。於本公司股本衍生工具相關股份之權益為本公司認股權證賦予之權利，按相等於發售價(可予調整)之初步認購價，認購本公司股份，該權利可於二零零三年八月六日起三年內行使。各名董事或最高行政人員概無持有本公司股本衍生工具相關股份的淡倉。

(ii) 此等衍生工具由一間公司實益擁有，而根據證券及期貨條例，本公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一的投票權或控制該數量的投票權的行使。

(iii) 家庭權益2,191,000認股權證代表胡應湘爵士之妻子胡郭秀萍爵士夫人之權益。

(iv) 公司權益11,124,999認股權證代表胡應湘爵士及胡郭秀萍爵士夫人透過公司持有之權益。此數目包括由胡郭秀萍爵士夫人透過公司持有的6,119,000認股權證。

(v) 其他權益3,068,000認股權證代表由胡應湘爵士及胡郭秀萍爵士夫人共同持有。

(b) 於相聯法團股本衍生工具相關股份之實益權益及淡倉(i)

		股份						
董事姓名	公司名稱	個人	家庭	公司(ii)	其他	衍生工具 (v)	總權益	總權益佔發行股份之百分比
胡應湘	合和實業有限公司	62,494,032	21,910,000 (iii)	111,250,000 (iv)	30,680,000	–	226,334,032	25.84
何炳章	合和實業有限公司	19,360,000	246,000	2,050,000	–	–	21,656,000	2.47
胡文新	合和實業有限公司	24,350,000	–	820,000	–	2,500,000	27,670,000	3.16
陳志鴻	合和實業有限公司	–	–	–	–	1,000,000	1,000,000	0.11
賈呈會	合和實業有限公司	–	–	–	–	800,000	800,000	0.09
梁國基	合和實業有限公司	10,000	–	–	–	–	10,000	0
藍利益	合和實業有限公司	90,000	–	–	–	–	90,000	0.01
中原紘二郎	合和實業有限公司	10,671	–	–	–	–	10,671	0

附註：

(i) 於相聯法團股本衍生工具相關股份之權益均為長倉。各名董事或最高行政人員概無持有相關法團股本衍生工具相關股份的淡倉。

(ii) 此等股份由一家公司實益擁有，而根據證券及期貨條例，本公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 家族權益21,910,000股股份代表胡應湘爵士之妻子胡郭秀萍爵士夫人之權益。

(iv) 公司權益111,250,000股股份代表胡應湘爵士及胡郭秀萍爵士夫人通過公司持有之權益。此數目包括胡郭秀萍爵士夫人通過公司持有之61,190,000股股份。

(v) 於衍生工具相關股份之權益代表合和實業有限公司在認股證計劃下授與董事認購合和實業有限公司股份之權利，進一步資料列於以下(c)項。

(vi) 若干董事以代理人身份代表控股公司持有合和實業有限公司若干附屬公司之股份。

(c) 於相聯法團股本衍生工具相關股份之實益權益及淡倉

董事姓名	授出日期	行使價每股合和實業有限公司股份港幣6.15元之尚未行使認股權數目	可行使認股權之期間
胡文新	2002年4月3日	2,500,000	2002年10月3日至2005年10月2日
陳志鴻	2002年4月2日	1,000,000	2002年10月2日至2005年10月1日
賈呈會	2002年4月2日	800,000	2002年10月2日至2005年10月1日

(d) 於相聯法團債券之實益權益

在本公司上市後，本公司各名董事或最高行政人員於相聯法團債券之實益權益如下：—

(i) 胡文新先生透過持有多間公司三分之一或以上股東大會投票權而實益擁有廣深高速公路（控股）有限公司發行之二零零四年到期（年息為$9^7/_8$%）之票據，該票面金額為美金四百八十五萬元。

(ii) 藍利益先生實益擁有廣深高速公路（控股）有限公司發行之二零零四年到期（年息為9⁷/₈%）之票據，該票面金額為美金四十萬元。

退休及公積金計劃

為遵守強制性公積金計劃條例之規定，本集團已成立有關之強制性公積金計劃。本集團及僱員須各自向該計劃作出相等於僱員有關入息的百分之五供款，而有關入息的上限為每月港幣二萬元正。

本集團於年內就強積金計劃所作出之供款共港幣十九萬四千元。

優先認股權

本公司之優先認股權計劃（「認股權計劃」）是由唯一股東於二零零三年七月十六日以書面決議案批准，及經合和實業有限公司股東於二零零三年七月十六日舉行之股東特別大會上批准。 認股權計劃旨在以一個靈活之方式，讓本公司向參與者提供鼓勵、獎勵、酬金、補償及/或提供利益及就董事會可不時批准之該等其他目的。 參與者包括(i) 本集團各成員公司之任何執行或非執行董事（包括獨立非執行董事）或任何僱員（不論全職或兼職）；(ii) 由本集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii) 本集團各成員公司之任何顧問、專業人士及其他諮詢人(或建議將獲委任以提供該等服務之人士、機構或公司)；(iv) 本公司任何最高行政人員或主要股東；(v) 本公司董事、最高行政人員或主要股東之任何聯繫人；及(vi) 本公司主要股東之任何僱員。 在認股權計劃下，本公司不能因行使根據認股權計劃及任何其他認股權計劃將予授出之所有認股權而可能將予發行之股份總數，合共不得超過緊隨售股完成後已發行股份總數之百份之十。

在認股權計劃下，任何一名參與者之最高配額，是指於任何十二個月期間內因行使授予各參與者之認股權而發行及將予發行之股份總數，惟股份數目不得超過已發行股份總數之百份之一。 於二零零三年八月六日，根據認股權計劃可予發行的股份總數合共288,000,0000股（佔本公司之發行股本百份之十）。

認股權可予行使之期限將由本公司董事局全權釐定，惟認股權必須於授出日期（即接納認股權之日）後最少六個月後及於授出日期起計十年內行使。認股權須於授予認股權日期28天內接納。接納認股權時須支付之款項為港幣一元。認購股份之行使價須於行使認股權時全數繳足。

任何特定認股權之行使價為本公司董事局於授出有關認股權時可酌情釐定之價格，並須於提出授予認股權之函件中說明，惟行使價不得少於(a) 股份於承接人接納建議日期 (或倘該日期並非一營業日，則為下一個營業日（「授出日期」））的收市價(以聯交所日報表所載為準）； 及 (b) 股份於緊接授出日期前五個營業日的平均收市價(收市價同樣以聯交所日報表所載為準）；及 (c) 本公司每股股份之面值（以最高者為準）。

認股權計劃將於二零一三年七月十五日屆滿。 自從採納認股權計劃，本公司並無授出任何認股權。

收購股份及債券之安排

本公司或其附屬公司於本年度內無參與任何安排，使本公司各董事得以藉購入本公司或其他公司之股份或債券而獲益。此外，各董事、其配偶及其十八歲以下之子女並無權利認購本公司之證券及行使此權利。

僱員

於二零零三年六月三十日，本集團僱員人數為三十一人，香港二十六人及中國五人。本集團參考市場情況及個別表現向我們的僱員提供競爭性的薪酬待遇。此外，本集團亦為僱員提供多項福利包括醫療及個人意外保險保障。本集團為僱員持續提供訓練計劃，以保持僱員的效率。

董事之服務合約

於即將召開之股東週年大會上擬重選連任之董事與本公司或其任何附屬公司並無簽訂任何該僱任公司不作出賠償（除法定賠償外）而不可於一年內終止之服務合約。

本公司之所有獨立非執行董事均受任於固定任期，該任期終於各董事與本公司議定之其他日期。但彼等須依本公司公司章程規定於本公司股東週年大會輪值告退。

於本年度內或結算日時並無就本公司之全部或重大部份之業務簽訂或存在任何管理及行政合約。

主要股東

由於本公司股份於二零零三年八月六日於聯交所上市，於二零零三年六月三十日本公司毋須按證券及期貨條例第XV部存置任何登記冊。

在本公司股份上市後，及在各名董事知悉的情況下，就證券及期貨條例而言，須予披露於本公司股份及股本衍生工具相關股份百份之五或以上的權益如下：

(a) 本公司股份之權益

名稱	股份數目	百分比
Anber Investments Limited	2,160,000,000	75%
珠江基建發展有限公司(i)	2,160,000,000	75%
Dover Hills Investments Limited (ii)	2,160,000,000	75%
Supreme Choice Investments Limited (iii)	2,160,000,000	75%
合和實業有限公司(iv)	2,160,000,000	75%

附註：

(i) 此處指上文Anber Investments Limited 名稱右欄呈列之同一批股份。由於Anber Investments Limited 由珠江基建發展有限公司全資擁有，根據證券及期貨條例第XV部，珠江基建發展有限公司將被視為擁有Anber Investments Limited 持有之同等數目之股份權益。

(ii) 由於Dover Hills Investments Limited 全資擁有珠江基建發展有限公司，根據證券及期貨條例第XV部，Dover Hills Investments Limited 將被視為擁有珠江基建發展有限公司持有之同等數目之股份權益。

(iii) 由於Supreme Choice Investments Limited全資擁有Dover Hills Investments Limited，根據證券及期貨條例第XV部，Supreme Choice Investments Limited 將被視為擁有Dover Hills Investments Limited持有之同等數目之股份權益。

(iv) 由於合和實業有限公司全資擁有Supreme Choice Investments Limited ，根據證券及期貨條例第XV部，合和實業有限公司將被視為擁有Supreme Choice Investments Limited 持有之同等數目之股份權益。

(b) 本公司股本衍生工具相關股份之權益 (i)

名稱	股份數目	百分比
中國銀行（香港）有限公司	144,000,000	5%
中銀香港（控股）有限公司(ii)	144,000,000	5%
BOC Hong Kong (BVI) Limited(iii)	144,000,000	5%
中銀香港（集團）有限公司(iv)	144,000,000	5%
中國銀行(iv)	144,000,000	5%

附註：

(i) 以上於本公司股本衍生工具相關股份為合和實業有限公司授出之購買本公司建議股權。

(ii) 此處指上文中國銀行（香港）有限公司名稱右欄呈列之同一批股份。由於中國銀行（香港）有限公司由中銀香港（控股）有限公司全資擁有，根據證券及期貨條例第XV部，中銀香港（控股）有限公司將被視為擁有中國銀行（香港）有限公司持有之同等數目之股份權益。

(iii) 由於中銀香港（控股）有限公司中74.37%權益受控於BOC Hong Kong (BVI) Limited，根據證券及期貨條例第XV部，BOC Hong Kong (BVI) Limited將被視為擁有中銀香港（控股）有限公司持有之同等數目之股份權益。

(iv) 由於中銀香港（集團）有限公司全資擁有BOC Hong Kong (BVI) Limited，根據證券及期貨條例第XV部，中銀香港（集團）有限公司將被視為擁有BOC Hong Kong (BVI) Limited持有之同等數目之股份權益。

(v) 由於中國銀行全資擁有中銀香港(集團)有限公司，根據證券及期貨條例第XV部，中國銀行將被視為擁有中銀香港（集團）有限公司持有之同等數目之股份權益。

優先購買權

本公司之公司細則或開曼群島法例並無就優先購買權訂立規定，致使本公司須按比例向現有股東提呈發售新股。

最佳應用守則

自本公司於二零零三年八月六日在聯交所上市後，本公司皆遵守上市規則附錄14所載之最佳應用守則。

審核委員會

本公司於二零零三年七月十六日成立審核委員會，並已按上市規則附錄十四所載之最佳應用守則書面列明職權。審核委員會之主要職務為審閱和監督本集團之財務申報程序和內部控制制度。審核委員會由三名獨立非執行董事組成，成員包括委員會主席藍利益先生、費宗澄先生及中原紘二郎先生。

結算日後事項

結算日後事項之詳情載列於財務報告表附註31。

核數師

截至二零零三年六月三十日止年度財務報告表由德勤。關黃陳方會計師行審核。於即將召開之股東週年大會上，本公司將會提呈一決議案續聘德勤。關黃陳方會計師行為本公司核數師。

承董事局命

胡應湘爵士 KCMG, FICE
主席

香港，二零零三年九月八日

董事局

胡應湘爵士 * KCMG, FICE
主席
何炳章先生 *
副主席
胡文新先生 *
董事總經理
陳志鴻先生 *
董事副總經理
梁國基工程師 *
黃禮佳先生 *
賈呈會先生 *
葉思明先生 *
中原紘二郎先生
費宗澄先生
藍利益先生
嚴震銘先生

** 執行董事*

公司秘書

李業華先生

註冊辦事處

P.O. Box 309GT
Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands

主要營業

香港灣仔
皇后大道東183號
合和中心64樓
64-02室
電話　　：(852) 2528 4975
圖文傳真：(852) 2861 2068
　　　　　(852) 2861 0177

法律顧問

胡關李羅律師行
香港康樂廣場1號
怡和大廈26樓

核數師

德勤 • 關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

主要往來銀行

中國銀行廣東支行
中國銀行(香港)有限公司
中國建設銀行廣東支行

開曼群島股份及認股權證過戶及登記處

Bank of Bermuda (Cayman) Limited
36C Bermuda House
British American Centre
Dr. Roy's Drive
George Town
Grand Cayman
Cayman Islands

香港股份及認股權證過戶及登記處

香港中央證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17樓
1712-1716室

公司網址

www.hopewellhighway.com

投資資訊

ir@hopewellhighway.com

財務報表

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致**合和公路基建有限公司**各股東
(於開曼群島註冊成立之有限公司)

本核數師行已完成審核刊於第35頁至64頁按照國際財務申報準則編制之財務報告表。

董事及核數師各自之責任

貴公司董事須負責編制真實與公平之財務報告表。在編制該等財務報告表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報告表作出獨立意見，並將此意見僅向股東(作為法人)報告，而不作其他用途，本行不對任何其他人仕就本報告內容負責或承擔責任。

意見之基礎

本行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告表所載數額及披露事項有關之憑證，亦包括評估董事於編制該等財務報告表時所作出之重大估計及判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況及有否貫徹運用並足夠披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充分之憑證，就該等財務報告表是否存有重要錯誤陳述，作出合理之確定。在作出意見時，本行亦已衡量該等財務報告表所載資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

意見

本行認為該等財務報告表均真實與公平地反映　貴公司及　貴集團於二零零三年六月三十日結算時之財務狀況及　貴集團截至該日止年度之溢利及現金流動，並已按照香港公司條例之披露要求妥善編制。

德勤‧關黃陳方會計師行
執業會計師

香港，二零零三年九月八日

綜合收益表

截至二零零三年六月三十日止年度

	附註	二零零二年 港幣千元	二零零三年 港幣千元
營業額	3	918,450	1,030,350
其他營運收入	4	151,639	68,055
收費公路營運費用		(77,549)	(87,803)
折舊及攤銷費用		(160,905)	(186,310)
一般及行政費用		(50,222)	(54,864)
經營業務溢利	5	781,413	769,428
財務成本	6	(220,635)	(200,628)
除稅前溢利		560,778	568,800
所得稅開支	7	(19,298)	(24,740)
除稅後溢利		541,480	544,060
少數股東權益		(9,051)	(10,981)
年內溢利		532,429	533,079
股息	8	2,200,000	–
		港幣	港幣
每股溢利－基本	9	0.25	0.25

綜合資產負債表
二零零三年六月三十日結算

	附註	二零零二年 港幣千元	二零零三年 港幣千元
資產			
非流動資產			
物業及設備	12	9,098,700	**9,000,553**
於共同控制個體之額外投資成本	13	1,934,308	**1,900,258**
發展中收費公路項目	15	430,513	**151,237**
借予共同控制個體之貸款	16	1,209,208	**1,014,416**
		12,672,729	**12,066,464**
流動資產			
存貨		5,064	**1,928**
應收賬款、按金及預付款項		129,512	**71,406**
應收合營企業夥伴之利息	17	27,521	**45,813**
銀行結餘及現金	18	97,819	**301,293**
		259,916	**420,440**
總資產		12,932,645	**12,486,904**
股東權益及負債			
資本及儲備			
股本	20	312	**312**
儲備	21	820,788	**1,346,169**
		821,100	**1,346,481**
少數股東權益		18,732	**29,714**
非流動負債			
銀行及其他貸款－於一年後到期	22	5,171,533	**4,662,467**
應付其他利息－於一年後到期	23	18,163	**—**
合營企業夥伴提供之貸款	24	746,007	**719,502**
應付控股公司金額	25	5,711,311	**5,043,452**
遞延稅項負債	26	91,900	**116,405**
		11,738,914	**10,541,826**

	附註	二零零二年 港幣千元	二零零三年 港幣千元
流動負債			
應付賬款及已收按金		49,389	53,425
銀行及其他貸款－於一年內到期	22	253,857	426,406
應付一共同控制個體之利息	27	34,478	55,599
應付其他利息－於一年內到期	23	16,125	33,403
稅務負債		50	50
		353,899	568,883
股東權益及負債總額		12,932,645	12,486,904

胡文新
董事

葉思明
董事

公司資產負債表
二零零三年六月三十日結算

	附註	2003 港幣千元
資產		
非流動資產		
附屬公司權益，按成本值		312
應收附屬公司之款項		156
總資產		468
股東權益及負債		
資本		
股本	20	312
非流動負債		
應付附屬公司之款項		156
股東權益及負債總額		468

胡文新
董事

葉思明
董事

綜合權益變動報表

截至二零零三年六月三十日止年度

	股本 港幣千元	中國 法定儲備 港幣千元	換算儲備 港幣千元	保留溢利 港幣千元	總計 港幣千元
於二零零一年七月一日之結餘	312	—	23,757	2,465,779	2,489,848
在香港以外地區之營運之 匯兌差額(未於收益表確認)	—	—	(1,177)	—	(1,177)
年內溢利	—	—	—	532,429	532,429
保留溢利之攤分	—	22,884	—	(22,884)	—
股息	—	—	—	(2,200,000)	(2,200,000)
於二零零二年六月三十日之結餘	312	22,884	22,580	775,324	821,100
在香港以外地區之營運之 匯兌差額(未於收益表確認)	—	—	(7,698)	—	(7,698)
年內溢利	—	—	—	533,079	533,079
保留溢利之攤分	—	33,580	—	(33,580)	—
於二零零三年六月三十日之結餘	**312**	**56,464**	**14,882**	**1,274,823**	**1,346,481**

綜合現金流量表

截至二零零三年六月三十日止年度

	二零零二年 港幣千元	二零零三年 港幣千元
經營業務		
除税前溢利	560,778	568,800
經調整：		
利息費用	216,590	199,729
利息收入	(120,792)	(49,893)
滙兑(收益)虧損，淨額	(1,538)	1,236
折舊及攤銷費用	160,905	186,310
未計營運資金變動前之經營業務現金流動	815,943	906,182
存貨(增加)減少	(491)	3,136
應收賬款、按金及預付款項(增加)減少	(102,252)	92,112
應付賬款及已收按金(減少)增加	(10,738)	4,036
經營業務產生之現金	702,462	1,005,466
已收利息	5,467	6,369
已付所得税	(398)	(235)
來自經營業務現金淨額	707,531	1,011,600
投資業務		
於共同控制個體之額外投資成本	(1,179)	(3,109)
償還發展中收費公路項目之款項	—	270,966
出售物業及設備所得款項	16,229	4,313
償還於共同控制個體之額外投資成本	—	5,057
購買物業及設備	(8,849)	(96,265)
償還借予共同控制個體之貸款	3,171,253	220,876
來自投資業務現金淨額	3,177,454	401,838
融資活動		
已付利息	(293,876)	(178,664)
新增銀行及其他貸款	3,296,710	240,210
償還銀行及其他貸款	(1,295,922)	(576,727)
償還合營企業夥伴貸款	(143,077)	(26,799)
償還控股公司之款項	(5,868,473)	(667,859)
融資活動所動用現金淨額	(4,304,638)	(1,209,839)
現金及現金等值物(減少)增加淨額	(419,653)	203,599
年初現金及現金等值物	512,749	97,819
外滙滙率變動影響	4,723	(125)
年末現金及現金等值物		
銀行結餘及現金	97,819	301,293

1. 集團重組及財務報告表之編製基準

本公司於二零零三年一月十四日在開曼群島根據開曼群島公司法註冊成立為一家獲豁免有限公司。本公司之最終控股公司是合和實業有限公司，是一間於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。

本公司乃一間投資控股公司。其附屬公司及共同控制個體之主要業務詳情分別載於附註32及14。

為籌備本公司股份於聯交所上市，本公司及其附屬公司(以下統稱「本集團」)曾進行一項集團重組(「集團重組」)，藉以精簡集團架構。根據集團重組，本公司於二零零三年六月三十日發行股份換取捷富有限公司、Yager International Limited 及Wilberforce International Limited之全部已發行股本，並因此成為本集團之控股公司。

二零零三年七月二十三日，本公司透過配發及發行2,156,879,750股每股面值港幣0.1元，按面值以入賬列為繳足股款方式，將應付控股公司金額港幣4,500,000,000元資本化(「資本化發行」)。

二零零三年八月五日，本公司透過一項首次公開售股以公開發售方式，按每股港幣4.18元發行720,000,000股每股面值港幣0.1元之新股，以換取現金。

有關上述發行股本之詳情，見本公司於二零零三年七月二十八日刊發之招股章程。本公司股份已於二零零三年八月六日在聯交所上市。

集團重組後，本集團被視為一持續經營實體。因此，財務報告表乃按合併會計基準編製。

集團的共同控制個體之記帳本位為人民幣，但集團之財務報告表以港元呈報，董事認為此呈報對現行及潛在投資者較為有用。

2. 主要會計政策

財務報告表乃根據歷史成本慣例及按國際財務申報準則編製。採納之主要會計政策如下：

綜合賬目之基準
綜合財務報告表納入本公司及其附屬公司及共同控制個體截至各結算日所作之財務報告表。

附屬公司之經營業績及少數股東應佔權益於綜合收益表中入賬。共同控制個體之經營業績如下文所述按比例綜合賬目時入賬。

2. 主要會計政策(續)

附屬公司

附屬公司乃本公司控制其經營之該等個體。倘本公司有權管理接受投資之企業之財務及經營政策藉此從其業務中獲益，即達致控制。

於共同控制個體之權益

合營企業乃一項合約性安排，根據安排，本集團及其他各方共同經營一項各方共同控制之商業業務。

涉及成立各企業均有權益之個別個體之合營企業安排列作共同控制個體。本集團根據有關合營企業安排指定之溢利攤分比率使用比例綜合報告其於共同控制個體之權益。本集團應佔共同控制個體收入、開支、資產及負債(本集團與共同控制個體間之交易及結餘除外)與等值項目按逐行基準於綜合財務報告表中合併。倘為本集團應佔共同控制個體有關收入、開支、應收款項及應付款項，本集團與共同控制個體間之交易及結餘對銷。因共同控制個體之交易產生之未實現損益與本集團於共同控制個體之權益對銷(倘作為轉讓資產減值證據之未實現虧損除外)。

於共同控制個體之額外投資成本

本集團已就建造及發展共同控制個體經營之收費公路產生額外發展開支(「額外發展成本」)，且該等個體並無入賬。按比例綜合賬目時，該等成本之一部分乃根據本集團於共同控制個體之權益計算，並計入收費公路之成本內。該等成本餘下部分以共同控制個體之額外投資成本列賬，及按有關共同控制個體折舊其收費公路時採納之相同基準攤銷。

於出售共同控制個體時，應佔未攤銷額外開發成本之款額將予計入以計算出售時之溢利或虧損。

物業及設備

物業及設備乃按成本值減折舊及累計減值虧損(倘適用)入賬。於維修及保養時資本化之改良工程於產生時在收益表中扣除。

在建工程在有關資產之工程完成前不會折舊。

收費公路之成本包括本集團按比例分佔之(i)共同控制個體之財務報告表中記錄之收費公路建造成本及(ii)額外發展成本。收費公路成本中並無計入之額外發展成本餘額已獨立呈列作為共同控制個體之額外投資成本。

2. 主要會計政策(續)

物業及設備(續)
由收費公路之商業經營之開始日期起，收費高速公路之折舊乃在各共同控制個體各自之剩餘期間根據實際車流量比率與由管理層估計或經參考獨立交通顧問編製之交通預測報告後，預期之車流總量相比計算以撇銷其成本。

其他物業及設備之折舊乃於其估計使用年期以直線法按每年20%計算以撇銷其成本。

因出售資產或資產報廢所產生之損益，為該資產之銷售所得款項與賬面值之差額，並於收入中確認入賬。

收益確認
經營收費公路之收費收入於使用時及收取收費時確認入賬。

對共同控制個體之資本出資及貸款之利息收入乃根據合營企業協議所載之適用利率確認入賬。

其他利息收入乃參考未償還本金根據實際適用利率按時間基準計入。

租金收入(主要包括出租收費公路下之空間及出租機器及設備予當地承包人之收入)按直線基準於有關租約年期確認。

租賃
根據經營租約之應付租金於有關租約年期按直線基準在收入中列支。

外幣
以港元(呈報貨幣)以外之貨幣進行之交易初步以交易當日之匯率記錄。以該等貨幣結算之貨幣資產及負債以結算日之匯率再進行換算。匯兑產生之損益均計入年內之純利或虧損淨額中。

於綜合賬目時，本集團在香港以外地區之營運及共同控制個體之資產及負債以結算日之匯率換算。收入及開支項目按年內平均匯率換算。所產生之匯兑差額(如有)列作股本及轉移至本集團之換算儲備中。該等換算差額確認為出售經營業務期間之收入或開支。

收購外國實體所產生之商譽及公允價值調整列作外國實體之資產及負債處理，並按結算日之匯率換算。

2. 主要會計政策(續)

借貸成本

因收購、興建或生產需要長時間籌備方可供其擬定用途或銷售之合資格資產所產生之直接借貸成本，計入該等資產之成本中，直至該等資產已大致上可供其擬定用途或銷售。在合資格資產產生支出前，臨時投資於該等特定借貸所賺取之投資收入，乃在該等資產之成本中扣除。

其他借貸成本按其產生期間之溢利或虧損淨額確認入賬。

退休福利成本

向界定供款退休福利計劃所作之供款於到期時列作開支扣除。向退休福利計劃所作之供款列作向界定供款計劃作出供款處理，而本集團及共同控制個體根據計劃之責任相等於界定供款退休福利計劃所產生之責任。

税項

所得税開支指目前應付税項及遞延税項總數。

目前應付税項乃根據年內業績計算。收益表所報之應課税溢利與純利有所不同，因為它包括其他年度之應課税或可扣除收入或開支項目，而它進一步不包括不可課税或扣除之項目。本集團目前税項之負債乃以結算日制定或實際制定之税率計算。

遞延税項是財務報告表中資產賬面值及負債與用以計算應課税溢利之有關税基間之差額之預期應付或可收回税項，並以結算日負債法入賬。遞延税項負債一般確認所有應課税臨時差額，倘可能出現應課税溢利而可扣除臨時差額可使用，遞延税項資產即確認入賬。倘臨時差額乃有關商譽(或負商譽)或來自一項不影響應課税溢利或會計溢利之交易之其他資產及負債之初步確認(業務合併除外)，該等資產及負債不會確認入賬。

遞延税項按預期應用於資產變現或清償負債之税率計算。遞延税項於收益表中扣除或入賬，倘其所關於之項目直接於權益中扣除或入賬除外，在此情況下，遞延税項亦於權益中處理。

倘遞延税項資產及負債關於相同税務機關徵收之所得税，及本集團計劃以淨額基準償還現有税務資產及負債，遞延税項資產及負債即抵銷。

2. 主要會計政策(續)

減值

於各個結算日，本集團審核其有形及無形資產之賬面值，以決定是否顯示該等資產蒙受減值虧損。倘出現減值跡象，便會估計資產之可收回金額，以決定減值虧損之程度(如有)。若無法估計個別資產之可收回金額，本集團會估計該項資產所屬之賺取現金單位之可收回金額。

可收回金額乃售價淨額及使用價值之較大者。在評估使用價值時，估計未來現金流動按税前貼現率貼現為其現值，以反映現時市場對金錢時間值之評估及該資產特有之風險。

倘估計一項資產(或賺取現金單位)之可收回金額少於其賬面值，則將該資產(賺取現金單位)之賬面值減至其可收回金額。減值虧損予以即時確認。

若其後將減值虧損撥回，資產(賺取現金單位)之賬面值將增至其可收回金額之經修訂估計值，但該增加後賬面值不會超過假設往年度沒有就該資產(賺取現金單位)確認虧損而釐定之賬面值。撥回減值虧損即時確認為收入。

存貨

存貨(指物料、零件及其他易耗存貨)按成本值減過時撥備(如有)列賬。成本包括所有採購成本及促使存貨達至現行地點及狀況之其他費用，並按先入先出方式計算。

財務工具

當本集團成為工具合約撥備之一方，財務資產及財務負債即確認於本集團資產負債表中。

應收賬款、按金及預付款項

應收賬款、按金及預付款項按其面值(經對估計不可收回金額之適當撥備而減少)入賬。

銀行及其他借貸

計算計息之銀行及其他貸款按取得之所得款項減直接發出成本予以記錄。財務費用按應計制入賬，倘並未於財務費用產生期間予以償還，財務費用即加於金融工具之賬面值。

應付賬款及已收按金

應付賬款及已收按金其面值入賬。

3. 營業額及分類資料

營業額指本集團按比例收取之應佔共同控制個體已收之收費費用收入及來自經營收費公路(扣除營業稅)之應收款項。

本集團只有一個業務分類，即透過其於中華人民共和國(「中國」)成立之共同控制個體在中國發展、經營及管理收費公路。

由於管理層認為本集團只有單一地區分類，故並無呈列地區分類分析。

4. 其他營運收入

	二零零二年 港幣千元	二零零三年 港幣千元
利息收入來自：		
共同控制個體	98,814	**25,766**
合營企業夥伴	16,511	**17,758**
銀行存款	5,467	**6,369**
租金收入	2,225	**5,891**
滙兌收益，淨額	1,538	**–**
共同控制個體償還營運費用	3,006	**3,238**
其他收入	24,078	**9,033**
	151,639	**68,055**

5. 經營業務溢利

	二零零二年 港幣千元	二零零三年 港幣千元
經營業務溢利已扣除下列各項：		
核數師酬金	725	**744**
董事酬金(附註11)	3,382	**2,682**
滙兌虧損，淨額	–	**1,236**
其他職員成本(不包括董事)	41,260	**46,001**
於共同控制個體之額外投資成本之攤銷	28,249	**32,102**
折舊：		
收費公路	128,063	**150,031**
其他物業及設備	4,593	**4,177**

6. 財務成本

	二零零二年 港幣千元	二零零三年 港幣千元
於下列各項之利息：		
銀行貸款	176,177	**173,005**
共同控制個體之貸款	16,511	**21,653**
合營企業夥伴之貸款	669	**297**
最終控股公司之貸款	4,024	**–**
其他貸款	19,209	**4,774**
	216,590	**199,729**
其他財務費用	4,045	**899**
借貸成本總額	220,635	**200,628**

7. 所得税開支

	二零零二年 港幣千元	二零零三年 港幣千元
中國所得税	398	**235**
遞延税項(附註26)	18,900	**24,505**
	19,298	**24,740**

由於並無於香港產生應課税溢利，故並無就香港利得税作出撥備。

根據中國之有關法律及法規，本集團之共同控制個體有權獲得豁免若干中國所得税及獲得税務優惠。於中國，適用於外商投資企業應課税溢利之一般税率為33%，包括30%為標準國家税率，3%為地方税率。

根據廣東税務局之批准，廣深珠高速公路有限公司(「廣深高速公路合營企業」)就其經營收費公路及有關服務設施(不包括酒店及娛樂設施)所產生之收入之應付外商企業所得税率為15%，根據中國會計準則及税務法規所計算，廣深高速公路合營企業有權由其首個獲利年度起計，獲豁免有關收入之外商企業所得税五年。隨後五年，廣深高速公路合營企業將就有關收入之應付所得税率享有50%之寬免。根據廣東税務局另一項批文，廣深高速公路合營企業由其首個獲利年度起計，亦可獲豁免就經營收費公路及有關服務設施所產生之收入繳付之地方所得税(目前税率定為3%)十年。就中國税項而言，廣深高速公路合營企業之首個獲利年度為截至二零零零年十二月三十一日止年度。

7. 所得稅開支(續)

根據國家稅務局廣州分局之批准，廣州東南西環高速公路有限公司(「環城公路合營企業」)就經營收費公路之收入之應付外商企業所得稅率為15%。根據廣州市政府之批准，根據中國會計準則及稅務法規所計算，環城公路合營企業有權由首個獲利年度起獲豁免經營收費公路之收入之外商企業所得稅五年。隨後五年，環城公路合營企業將就應付外商企業所得稅率享有50%之寬免。就通行費營運及有關服務設施產生之收入而言，環城公路合營企業由首個獲利年度起計，亦可獲豁免繳付地方所得稅(目前稅率定為3%)十年。由於環城公路合營企業尚未錄得溢利，故就中國稅項而言，外商企業所得稅及地方所得稅之豁免到目前為止尚未生效。

年內之所得稅費用可按如下之收益表對賬為除稅前溢利：

	二零零二年 港幣千元	二零零三年 港幣千元
除稅前溢利	560,778	**568,800**
按33%之一般所得稅率計算之稅項	185,057	**187,704**
應計稅項：		
非應課稅收入	(182,674)	**(175,322)**
非扣減開支	39,595	**41,764**
共同控制個體臨時差額之差額稅率	(22,680)	**(29,406)**
所得稅開支	19,298	**24,740**

8. 股息

本公司自註冊成立以來並無派付或宣派股息。以前年度披露之股息金額乃一附屬公司於二零零二年六月三十日止年度內曾向其當時之股東宣派股息。此等股息透過與控股公司之往來賬戶支付。

9. 每股溢利－基本

每股基本溢利乃根據本年度淨溢利港幣533,079,000元(二零零二年：港幣532,429,000元)，並按於二零零三年六月三十日集團重組時已發行之3,120,250股及於資本化發行之2,156,879,750股，共2,160,000,000股(於兩個年度均被視為已發行)計算。

10. 退休福利計劃

於二零零二年及二零零三年六月三十日，本集團及共同控制個體之僱員總數分別為2,083名及2,208名。

於二零零三年六月三十日，本集團之僱員已參加由最終控股公司經營之強制性公積金(「強積金」)計劃。僱主及僱員各自按僱員有關月薪之百分之五對該等計劃作出強制性供款，上限為港幣20,000元。於結算日，並無沒收之供款可削減未來之責任。本年度，本集團於強積金計劃之供款約為港幣194,000元(二零零二年：港幣183,000元)。

本集團中國共同控制個體之僱員是由中國政府推行之國家管理退休福利計劃之成員。該等個體須按支薪開支之百分之十八向退休福利計劃作出供款。共同控制個體對退休福利計劃之唯一責任作出有關特定供款。本年度，共同控制個體作出本集團按比例分佔之供款約為港幣3,926,000元(二零零二年：港幣3,447,000元)。

11. 董事酬金及五位最高薪僱員

董事

於上市後，本集團向擔任本公司董事之人士支付之酬金詳情如下：

	二零零二年 港幣千元	*二零零三年 港幣千元*
袍金	–	–
薪金及其他福利	2,358	2,194
表現相關花紅	1,000	464
退休福利計劃供款	24	24
酬金總額	3,382	2,682

該等董事之酬金屬於下列組別：

	二零零二年 董事人數	*二零零三年 董事人數*
零至港幣1,000,000元	11	11
港幣1,000,001元至港幣1,500,000元	–	–
港幣1,500,001元至港幣2,000,000元	–	1
港幣2,000,001元至港幣2,500,000元	1	–

11. 董事酬金及五位最高薪僱員(續)

五位最高薪僱員之酬金

於上市後，五位最高薪人士包括兩名擔任本公司董事之人士，其酬金已載於以上披露。其餘人士個別低於港幣1,000,000元之酬金如下：

	二零零二年 港幣千元	二零零三年 港幣千元
薪金及其他福利	2,090	**1,742**
退休福利計劃供款	36	**36**
酬金總額	2,126	**1,778**

在截至二零零三年六月三十日止兩年間，本集團並無向任何擔任本公司董事之人士或五位最高薪僱員支付酬金，作為鼓勵加入本集團或加入本集團之獎勵，或離職補償，亦並無擔任本公司董事之人士放棄任何酬金。

12. 物業及設備

集團

	收費公路 港幣千元	汽車 港幣千元	家具、裝置及設備 港幣千元	在建工程 港幣千元	總計 港幣千元
按成本值					
於二零零二年七月一日	9,689,221	20,129	9,824	227	9,719,401
增加	92,554	798	2,888	25	96,265
滙兑差額	(2,032)	(3)	(2)	—	(2,037)
轉讓	252	445	(445)	(252)	—
出售	(38,143)	(827)	—	—	(38,970)
於二零零三年六月三十日	9,741,852	20,542	12,265	—	9,774,659
累計折舊					
於二零零二年七月一日	602,267	13,817	4,617	—	620,701
年內折舊	150,031	3,044	1,133	—	154,208
滙兑差額	(148)	(2)	(1)	—	(151)
出售時撇除	—	(652)	—	—	(652)
於二零零三年六月三十日	752,150	16,207	5,749	—	774,106
賬面值					
於二零零二年六月三十日	9,086,954	6,312	5,207	227	9,098,700
於二零零三年六月三十日	8,989,702	4,335	6,516	—	9,000,553

附註：

於結算日，共同控制個體之收費公路及其他資產已抵押，作為授予本集團及其共同控制個體之銀行貸款融資之抵押。已抵押收費公路之賬面值約為港幣8,989,702,000元(二零零二年：港幣9,086,954,000元)。

13. 於共同控制個體之額外投資成本

集團

	港幣千元
按成本值	
於二零零二年七月一日	2,075,460
增加	3,109
出售	(5,057)
於二零零三年六月三十日	2,073,512
攤銷	
於二零零二年七月一日	141,152
年內折舊	32,102
於二零零三年六月三十日	173,254
賬面值	
於二零零二年六月三十日	1,934,308
於二零零三年六月三十日	1,900,258

14. 共同控制個體之投資

於二零零三年六月三十日，本集團之共同控制個體之資料詳列如下：

公司名稱	*成立地點*	*註冊資本*	*主要業務*
廣深珠高速公路有限公司（「廣深高速公路合營企業」）	中國	人民幣471,000,000元	發展、經營及管理高速公路
廣州東南西環高速公路有限公司（「環城公路合營企業」）	中國	美金55,000,000元	發展、經營及管理高速公路

廣深高速公路合營企業及環城公路合營企業均為根據中國法律註冊之中外合作經營企業。

14. 共同控制個體之投資(續)

有關附屬公司與相關合營企業夥伴訂立之由共同控制個體經營的合營企業協議之主要條款如下：

(i) **廣深高速公路合營企業**

廣深高速公路合營企業是成立以負責興建、經營及管理中國廣東省之一條之高速公路。項目第一期包括行走深圳至廣州之一條高速公路(「廣深高速公路」)。合作期由正式通車日起計為期三十年。於合作期屆滿，廣深高速公路合營企業之所有不動資產及設備，將無償撥歸中方合營企業夥伴所有。

項目第二及第三期之發展包括珠江三角洲西岸之主要交通幹道(「珠江三角洲西岸幹道」)，並由本公司之一家附屬公司，廣東合和廣珠高速公路發展有限公司(「廣東合和」)負責(附註15)。

本集團享有廣深高速公路合營企業之公路經營業務溢利分佔比率，合作期首十年為50%，其後十年為48%，合作期最後十年為45%。由廣深高速公路完工日起計三十年期間，本集團有權分佔來自廣深高速公路沿線及路段下之商業中心及店舖空間之租金及其他收入經扣除營運及財務支出後之80%。廣深高速公路合營企業亦獲授待確定發展權，發展若干位於廣深高速公路立交內之土地，作為出售或出租。該等安排之詳細條款正待作出最終決議。廣深高速公路已於一九九七年七月正式通車。

(ii) **環城公路合營企業**

環城公路合營企業是成立以負責興建、經營及管理行走沿廣州市區之東、南及西邊緣地區之一條高速公路(「東南西環高速公路」)。該公路合作期由二零零二年一月一日起為期三十年。本集團享有東南西環高速公路之現金流動淨額(即營運收入總額減營運費用、債務還本付息成本及稅項)，經營首十年為45%，其後十年減至37.5%，環城公路合營企業整段合作期之餘下經營年數則減至32.5%。東南西環高速公路已於二零零二年一月正式通車。於合作期結束時，環城公路合營企業的所有不動產及設施將無償撥歸中方合營企業夥伴所有。

14. 共同控制個體之投資(續)

以下所載為本集團按比例綜合賬目而計入共同控制個體之資產、負債、收入及開支：

就截至二零零二年六月三十日止年度而言：

	廣深高速公路合營企業 港幣千元	環城公路合營企業 港幣千元	總計 港幣千元
流動資產	192,402	65,112	257,514
非流動資產	5,375,603	1,896,333	7,271,936
流動負債	219,377	8,485	227,862
非流動負債	4,246,797	1,383,143	5,629,940
收入	863,596	92,048	955,644
費用	319,254	70,744	389,998

就截至二零零三年六月三十日止年度而言：

	廣深高速公路合營企業 港幣千元	環城公路合營企業 港幣千元	總計 港幣千元
流動資產	**182,676**	**68,375**	**251,051**
非流動資產	**5,334,581**	**1,880,531**	**7,215,112**
流動負債	**325,739**	**10,614**	**336,353**
非流動負債	**3,922,125**	**1,364,249**	**5,286,374**
收入	**961,491**	**105,780**	**1,067,271**
費用	**356,236**	**84,756**	**440,992**

15. 發展中收費公路項目

結餘指本集團發展珠江三角洲西岸幹道所產生之成本。

珠江三角洲西岸幹道將分三期發展。項目第一期(「西線一期」)將透過就此成立之共同控制個體發展，估計總發展成本約為人民幣1,680,000,000元，其中人民幣294,000,000元將由本集團透過向該共同控制個體注資提供。根據本集團與中方合營企業夥伴訂立之合營協議，西線一期之合作期由發出合營企業營業執照之日起計三十年。於合作期內，本集團有權分享共同控制個體於西線一期中產生營運收入淨額之50%。有關合作方仍未就有關發展珠江三角洲西岸幹道第二及第三期的詳細條款達成協議。

16. 借予共同控制個體之貸款

	集團	
	二零零二年 港幣千元	二零零三年 港幣千元
貸款借予：		
廣深高速公路合營企業	563,880	**387,676**
環城公路合營企業	645,328	**626,740**
	1,209,208	**1,014,416**

結餘指本集團向共同控制個體借出之貸款(並未於採納按比例綜合共同控制個體賬目時對銷)。

提供予共同控制個體之貸款為無抵押、須以共同控制個體經營之現金盈餘淨額償還及免息，惟廣深高速公路合營企業之貸款按商業借款利率計息除外。

17. 應收合營企業夥伴之利息

結餘指本集團按比例綜合應收環城公路合營企業之外方合營企業夥伴之利息。該款項為無抵押、免息及於要求時償還。

18. 銀行結餘及現金

銀行結餘及現金包括本集團之中國附屬公司及共同控制個體以美金、港幣及人民幣持有之銀行存款約為港幣301,276,000元(二零零二年：港幣97,800,000元)。將該等銀行存款匯出中國以外地區，須經有關地方機關批准，方可進行。

19. 其他財務資產

董事認為應收賬款、按金及預付款項之賬面值接近其公允價值。

銀行結餘及現金包括為本集團財資功能而持有之現金及短期存款。該等資產之賬面值接近其公允價值。

信貸風險

本集團之信貸風險主要來自應收賬款、按金及預付款項。於結算日呈列之金額為本集團管理層按以往經驗及現時之經濟環境估計之呆賬抵免淨額。

流動資產之信貸風險有限，因為交易對手是被國際信貸評級機構評為高信貸評級之銀行或中國之國有銀行。

本集團並無高度集中之信貸風險，風險分佈於數目眾多之交易對手及客戶。

20. 股本

	股份數目	***金額***
		港幣千元
本公司之股本詳情如下：		
法定：		
註冊成立，每股面值港幣1元	380,000	380
由每股面值港幣1元轉為港幣0.1元	3,420,000	—
期內增加	996,200,000	999,620
於二零零三年六月三十日	1,000,000,000	1,000,000
已發行及繳足股款：		
於註冊成立時已配發及發行，每股面值港幣1元	1	—
每股港幣1元之股份拆細為港幣0.1元	9	—
於二零零三年六月三十日已配發及發行	3,120,240	312
於二零零三年六月三十日	3,120,250	312

20. 股本(續)

本公司於二零零三年一月十四日(註冊成立日期)至二零零三年六月三十日期間內之股本變動如下：

(a) 本公司於二零零三年一月十四日註冊成立，法定股本港幣380,000元分為380,000股每股面值港幣1元之股份。於註冊成立時，已配發及發行1股面值港幣1元之普通股，以換取現金。

(b) 根據於二零零三年六月三十日通過之本公司單一股東書面決議案：

(i) 將本公司未發行及已發行的股本每股面值港幣1元拆細至10股每股面值港幣0.1元；及

(ii) 透過額外增設9,996,200,000股每股面值港幣0.1元之新股，將本公司之法定股本由港幣380,000元增至港幣1,000,000,000元。

(c) 於二零零三年六月三十日：

(i) 本公司配發及發行3,120,100股每股港幣0.1元，作收購茂高有限公司、Yager International Limited及Wilberforce International Limited全部已發行股本之代價，入賬列為繳足股款；

(ii) 本公司按廣深高速公路(控股)有限公司(「廣深高速公路公司」)之指示，配發及發行140股每股港幣0.1元，入賬列為繳足股款，以作為廣深高速公路公司(i)促使配發及發行2股合和中國發展(高速公路)有限公司(「合和中國發展」)之新普通股予冠佳有限公司(「冠佳」)及其代名人，以及轉換其於合和中國發展持有之普通股為無投票遞延權股；(ii)轉讓其於Fan Wai Properties Limited的1股予冠佳。

於二零零二年六月三十日列入綜合資產負債表之股本，指本公司根據集團重組收購之附屬公司之股本。

本公司於二零零三年六月三十日後之股本變動載於附註31。

21. 儲備

集團

本集團之儲備包括本集團分佔共同控制個體之收購後儲備，詳情如下：

	二零零二年 *港幣千元*	**二零零三年** *港幣千元*
中國法定儲備	22,884	**56,464**
滙兌儲備	2,883	**3,754**
保留溢利	589,931	**754,754**
	615,698	**814,972**

根據適用於本集團之中國共同控制個體之有關中國規定，共同控制個體須於向其合營企業夥伴宣派股息前，作出中國法定儲備之撥備，基準由董事會釐定及批准。該等儲備包括一般資金及發展資金，於合作期屆滿前不可分派，合作期屆滿時任何儲備餘額可於共同控制個體清盤時分派。共同控制個體之可供分派溢利乃根據中國會計規則及規定計算之保留溢利釐定。

公司

公司於二零零三年六月三十日無可分派的儲備。

22. 銀行及其他貸款

	二零零二年 港幣千元	二零零三年 港幣千元
集團		
銀行貸款		
有抵押	5,042,113	**4,993,040**
無抵押	240,294	**–**
其他貸款，無抵押	142,983	**95,833**
	5,425,390	**5,088,873**
借貸須於下列期間償還：		
於要求時或一年內	253,857	**426,406**
第二年	671,137	**568,022**
第三至第五年(包括首尾兩年)	1,534,644	**1,666,227**
五年後	2,965,752	**2,428,218**
	5,425,390	**5,088,873**
減：於十二個月內到期償還之金額 (呈列於流動負債)	(253,857)	**(426,406)**
於十二個月後到期償還之金額	5,171,533	**4,662,467**

按貨幣劃分之借貸分析：

	於二零零二年六月三十日		
	美金 港幣千元	人民幣 港幣千元	港幣 港幣千元
銀行貸款	3,947,317	868,090	467,000
其他貸款	–	142,983	–
	3,947,317	1,011,073	467,000

	於二零零三年六月三十日		
	美金 **港幣千元**	**人民幣** **港幣千元**	**港幣** **港幣千元**
銀行貸款	**3,753,034**	**868,006**	**372,000**
其他貸款	**–**	**95,833**	**–**
	3,753,034	**963,839**	**372,000**

22. 銀行及其他貸款(續)

除約港幣16,406,000元(二零零二年:港幣16,412,000元)之其他貸款金額為免息外,銀行及其他貸款乃按商業借款利率計息。

銀行貸款及其他貸款之平均利率分別為2.7%(二零零二年:3.6%)及4.8%(二零零二年:5.1%)。

董事認為,計息貸款之賬面值接近其公允價值,鑑於免息貸款之條款,董事認為釐定其公允價值並不可行。

23. 應付其他利息

應付其他利息為不計息,但不包括以下按商業借貸利率計息之未償還款額之結餘:

	二零零二年 港幣千元	二零零三年 港幣千元
應付其他利息	25,531	**28,565**
減:十二個月內到期償還之金額 (呈列於流動負債)	(12,766)	**(28,565)**
於十二個月後到期償還之金額	12,765	**–**

董事認為,計息結餘之賬面值接近其公允價值,鑑於免息結餘之條款,董事認為釐定其公允價值並不可行。

24. 合營企業夥伴提供之貸款

	二零零二年 港幣千元	二零零三年 港幣千元
應付以下合營企業之夥伴:		
廣深高速公路		
合營企業(計息)	7,960	**8,254**
環城公路合營企業(免息)	738,047	**711,248**
	746,007	**719,502**

結餘指本集團按比例應佔外方合營企業夥伴(「其他合營企業夥伴」)借予共同控制個體之貸款。該等貸款為無抵押及須以共同控制個體經營之現金盈餘淨額償還。

24. 合營企業夥伴提供之貸款(續)

來自廣深高速公路合營企業之其他合營企業夥伴之貸款乃按商業借款利率計息。

鑒於環城公路合營企業之其他合營企業夥伴提供之免息貸款條款，董事認為釐定其公允價值並不可行。

25. 應付控股公司金額

金額為無抵押、免息及毋須於結算日起計一年內償還。鑒於結餘之條款，董事認為釐定其公允價值並不可行。

於二零零三年六月三十日後，應付控股公司金額約港幣4,500,000,000元被資本化，詳情載於附註31(a)。

26. 遞延稅項負債

呈列於綜合資產負債表之遞延稅項負債指本集團按比例應佔共同控制個體之該等債項。遞延稅項負債(資產)之主要部分如下：

	二零零二年 港幣千元	二零零三年 港幣千元
免稅額超出折舊之差額	106,600	**134,605**
未動用稅項虧損	(14,700)	**(18,200)**
	91,900	**116,405**

年內遞延稅項負債(資產)之變動如下：

	加速稅項折舊 港幣千元	稅項虧損 港幣千元	總額 港幣千元
於二零零一年七月一日	77,100	(4,100)	73,000
年內支出(抵免)(附註7)	29,500	(10,600)	18,900
於二零零二年六月三十日	106,600	(14,700)	91,900
年內支出(抵免)(附註7)	28,005	(3,500)	24,505
於二零零三年六月三十日	134,605	(18,200)	116,405

27. 應付一共同控制個體之利息

該筆款項為應付環城公路合營企業之款項(並未於採納按比例綜合共同控制個體賬目時對銷)。該筆款項乃無抵押、免息及無固定還款期。鑒於該筆款項之條款,董事認為釐定其公允價值並不可行。

28. 其他財務負債

應付賬款及已收按金主要包括持續成本之未償還金額。董事認為應付賬款及已收按金之賬面值接近其公允價值。

29. 資本承擔

誠如附註15所述,西線一期將由將成立之共同控制個體發展。西線一期之估計發展開支總額達到約人民幣1,680,000,000元,當中人民幣294,000,000元由本集團提供。

於結算日,就興建西線一期之已訂約承擔之發展費用約為港幣361,000,000元(二零零二年:港幣566,000,000元)。

於結算日,廣深高速公路合營企業就已訂約但未撥備之瀝青重鋪廣深高速公路之未償還承擔約為港幣70,000,000元(二零零二年:無)。

30. 關連人士交易

除附註16、17、24、25及27所披露關連人士應收及欠付之款項外,截至二零零二年六月三十日止的年度內,本集團之一共同控制個體已付利息予最終控股公司金額約為港幣8,049,000元。利息根據未償還貸款本金按固定年息10.1244%厘計算。

此外,最終控股公司於截至二零零三年六月三十日之兩年內就本集團及共同控制個體獲授之若干銀行貸款融資給予無償擔保。本公司董事已確認,該等擔保將於本公司上市後,以本公司發出之擔保取代。

本集團亦已付同集團附屬公司之租金、空調及電費,以及差餉約為港幣525,000元(二零零二年:港幣554,000元)。

30. 關連人士交易(續)

本集團之共同控制個體與其合營企業夥伴而非本集團有如下重大交易：

關係	交易性質	二零零二年 港幣千元	二零零三年 港幣千元
廣深高速公路	已付利息(附註a)	1,339	**595**
合營企業之	向合營企業夥伴		
其他合營企業夥伴	償還營運費用(附註b)	5,440	**5,795**
	已付顧問費(附註b)	–	**1,884**
	已付及應付股息	–	**423,900**
環城公路	已付管理費	3,999	**3,999**
合營企業之	(附註b)		
其他中國合營企業夥伴			
環城公路	已付管理費	2,000	**2,000**
合營企業之	(附註b)		
其他外國合營企業夥伴	利息收入(附註a)	33,021	**39,460**

截至二零零三年六月三十日止年度，廣深高速公路合營企業之其他合營企業夥伴就授予廣深高速公路合營企業之銀行貸款融資人民幣510,000,000元給予擔保之款額約為港幣283,000元(二零零二年：港幣565,000元)。於二零零三年五月，廣深高速公路合營企業籌得一筆新銀行貸款，以支付償還銀行貸款人民幣510,000,000元，及上述其他合營企業夥伴給予之擔保已獲解除。

附註：

a. 利息根據未償還貸款本金額按商業借款利率計息。

b. 董事認為，交易乃按有關各方協議之條款及在日常業務過程中進行。

31. 結算日後事項

下列主要事項於結算日後發生:

(a) 於二零零三年七月二十三日，本公司配發及發行2,156,879,750股每股面值港幣0.1元，入賬列為繳足股份將本公司應付控股公司金額港幣4,500,000,000元資本化。

(b) 於二零零三年八月五日，本公司按每股港幣4.18元之價格，發行720,000,000股每股面值港幣0.1元之新股。本公司已收之現金(未扣費用)約為港幣3,009,600,000元。

32. 附屬公司

於二零零三年六月三十日，本公司附屬公司之詳情如下：

公司名稱	註冊成立地點	已發行及繳足股本／註冊資本	應佔股本權益	主要業務
捷富有限公司	英屬處女群島	普通股 美金1元	100%	投資控股
冠佳有限公司	英屬處女群島	普通股 美金20,000元	97.5%	投資控股
Fan Wai Properties Limited	英屬處女群島	普通股 美金1元	97.5%	投資資金
茂高有限公司	英屬處女群島	普通股 美金1元	100%	投資控股
廣東合和廣珠高速公路發展有限公司(註)	中國	註冊資本 人民幣600,000,000元	100%	於高速公路項目之投資
合和中國發展(高速公路)有限公司	香港	普通股 港幣2元 無投票權遞延股 港幣4元	已發行普通股本之97.5%	於高速公路項目之投資
合和環穗公路有限公司	英屬處女群島	普通股 美金1元	100%	於高速公路項目之投資
合和廣珠高速公路發展有限公司	香港	普通股 港幣2元 無投票權遞延股 港幣2元	已發行普通股本之100%	於高速公路項目之投資
Wilberforce International Limited	英屬處女群島	普通股 美金20,000元	100%	投資控股
Yager International Limited	英屬處女群島	普通股 美金20,000元	100%	投資控股

除捷富有限公司、Yager International Limited及Wilberforce International Limited由本公司直接持有外，上述全部附屬公司乃由本公司間接持有。

註：這附屬公司為一間在中國成立的全資外國企業。

DESIGN AND PRODUCTION: THE DESIGN ASSOCIATES LTD www.tda.com.hk PRINTING: SNP VITE LIMITED

Hopewell Highway Infrastructure Limited

合和公路基建有限公司

Room 64-02
64th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
: (852) 2861 0177
Web Page: www.hopewellhighway.com

香港灣仔
皇后大道東 183 號
合和中心 64 樓
64-02 室
電話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068
: (852) 2861 0177
網址 : www.hopewellhighway.com